EYE ON MEDIA NETWORK, INC.

1500 NW 65TH AVENUE

PLANTATION, FL 33313

May 23, 2014

Mr. Larry Spirgel,

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Eye on Media Network, Inc.

Amendment No. 1 to Form S-1

Filed May 8, 2014

File No. 333-194299

Dear Mr. Spirgel:

We are in receipt of your comment letter dated May 16, 2014 regarding Amendment No. 1 to our registration statement on Form S-1.  We are currently in the process of amending our Form S-1 filing (Amendment No. 2), which will include revisions, based on your comments. We anticipate the Amendment No. 2 will be filed on May 23, 2014.  A redline version of Amendment No. 2 is attached hereto for your convenience. The following is a response to each of your comments.

General

1. We note thirty-nine selling shareholders, not forty-three. Please revise or advise accordingly.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement accordingly to reflect that there are thirty-nine selling shareholders.

Risk Factors, page 7

2. We note your disclosure on page 24 of your Form 10-Q filed April 15, 2014 that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective for the period ending February 28, 2014. Please provide a risk factor that discusses management’s conclusion that your disclosure controls and procedures were not effective. Note the reasons underlying management’s conclusion and discuss any material weaknesses identified in the evaluation.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement accordingly to add the text below.

“With respect to the period ending February 28, 2014, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934.  Based upon our evaluation regarding the period ending February 28, 2014, the Company’s management, including its Principal Executive Officer and Principal Financial Officer, has concluded that its disclosure controls and procedures were not effective due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Material weaknesses noted are lack of an audit committee, lack of a majority of outside directors on the board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; and management is dominated by two individuals, without adequate compensating controls. Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.”

Our sole officer and director has other business interests…, page 11

3. We note your revised disclosure and response to comment 13. Please revise to disclose Mr. Jack Namer’s other business activities, including the names of such businesses and Mr. Namer’s role. Further, explain the types of industries and markets in which Mr. Namer and these businesses participate (e.g., media, programming and advertising). In the event that these businesses and activities overlap with Eye on Media Network, please explain specifically what types of conflicts may arise. For example, discuss how conflicts

1

may impact your ability to acquire, develop, produce or distribute programming content, affect your current and prospective advertising partnerships, and whether Mr. Namer intends to use Eye on Media Network’s resources to perform other business activities and opportunities.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement to remove the reference to other business endeavors, as Mr. Namer is now devoting all of his time to our business.

Selling Security Holders, page 14

4. We note your disclosure on page 14 that selling security holders must sell their shares at $1.00 per share. Please revise to be consistent regarding whether the offering price is fixed for the duration of the offering.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement accordingly to reflect that the offering price is fixed for the duration of the offering.

Description of Business, page 18

Description of Business, Principal Products, Services, page 20

5. We note your disclosure relating to Eye on South Florida’s distribution platforms. However, please revise to delete the first sentence of the fourth paragraph on page 21 as it does not appear that your content is distributed to 98% of the populated world.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement accordingly.

6. We note your response to comment 10. Please further revise to delete references to “proprietary” software, technology and equipment. Please refer to pages 20, 22 and 31.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

7. We note your disclosure on page 19, 27 and 29 that your independent media buyer/broker is IHN Media Services, LLC. Please disclose the material terms of your agreement with IHN Media Services, LLC, and file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response:  We acknowledge the Commission staff’s comment. The agreement for services with IHN Media Services, LLC is verbal.  The material terms are that certain services in connection with Company's planning, preparing and placing of advertising for the Company as follows:

a.

Analyze present and potential television marketing and advertising opportunities; and

b.

Provide television advertising on all cable carries including, but not limited to, Time Warner, Comcast, Cox, Verizon FIOS, Bright House Cable, Sudden Link, Grande, WOW Cable) with such services to include all broadcast stations as well as all ad-supported cable networks and syndicated programming; and

c.

Provide all of its services at fair and competitive rates in markets both locally and nationally; and

d.

Negotiate for appropriate weekly/monthly media schedules at the lowest possible media costs for the Company’s advertising purposes; and.

e.

Provide Company with written schedules of all media time placements made for the Client indicating the national and local media that is selected, and the dates, days, times, and costs of that media. Company will be given the opportunity to approve all advertising schedules for placement by Agency; and

f.

Agency will provide the Company with weekly, monthly, or flight invoices for the gross amount of media time that is purchased for the Client’s advertising purposes; and

g.

Identify and procure clients for Company that seek advertising on its or other media networks and seek commercials that Company can produce for them for a fee.

2

The Company will pay the Agency for its services on a monthly basis. Amounts paid for the Agency’s services will vary from region to region where the Company’s content is distributed.

Directors and Executive Officers, page 32

8. We note your added disclosure on page 11 relating to Mr. Namer’s potential conflicts of interest. Please revise this section accordingly. For example, please disclose principal occupations and employment during the past five years as well as the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For guidance, please refer to Item 401(e)(1) of Regulation S-K.

Response:  We acknowledge the Commission staff’s comment and have amended our registration statement to remove the reference to other business endeavors, as Mr. Namer is devoting all of his time to our business.  The current biographical information in the Form S-1/A  No. 1 accurately reflects his principal occupation and employment for the last five years.

We appreciate the Commission staff’s comments and the opportunity to submit this response.  We respectfully request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, or by email at cjh@huntlawgrp.com with any further questions.

Sincerely,

EYE ON MEDIA NETWORK, INC.

/s/:  Jack Namer

Jack Namer,

Chief Executive Officer

0

Registration No. 333-194299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

Amendment No. ~~1~~ 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EYE ON MEDIA NETWORK, INC.

(Name of registrant as specified in its charter)

Florida

(State or jurisdiction of Incorporation or Organization)

4833

(Primary Standard Industrial Classification Code Number)

46-3390293

(I.R.S. Employer Identification Number)

Eye On Media Network, Inc.

1500 NW 65th Avenue

Plantation, Florida 33313

(954) 370-9900

(Address and telephone number of registrant’s principal executive offices)

Clifford J. Hunt, Esquire

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727-471-0444

 (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one);

Large accelerated filer [  ]

Accelerated filer [  ]

Non-accelerated filer [  ]

Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock par value $0.001	1,090,000	$1.00	$1,090,000	$140.39

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.  The 1,090,000shares of common stock identified in the table above relate to the Resale Offering by ~~forty-three~~ thirty-nine ( ~~43~~ 39) selling shareholders.  This does not include 21,000,000 shares beneficially owned by our current officer, director and affiliated persons or 2,635,000 shares retained by certain selling shareholders.  There are a total of 27,725,000 shares of our common stock issued and outstanding as of May ~~5~~ 23, 2014.

Investing in our common stock involves a high degree of risk. A potential investor should carefully consider the factors described under the heading “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED May ~~5~~ 23, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated May ~~5~~ 23, 2014

EYE ON MEDIA NETWORK, INC.

1500 NW 65th Avenue

Plantation, Florida 33313

(954) 370-9900

The Securities Being Offered For Resale Are Shares of Common Stock of

EYE ON MEDIA NETWORK, INC.

Shares offered by Security Holders in Resale Offering

1,090,000

This prospectus relates to 1,090,000 shares of EYE ON MEDIA NETWORK, INC. Common Stock which is being offered in the Resale Offering, by the security holders named in this prospectus under the caption “Selling Security Holders.”  The 1,090,000 shares of common stock identified in the table above relate to the Resale Offering by ~~forty-three~~ thirty-nine ( ~~43~~ 39) selling shareholders.  This does not include 21,000,000 shares beneficially owned by our current officer, director and affiliated persons or 2,635,000 shares retained by certain selling shareholders.  There are a total of 27,725,000 shares of our common stock issued and outstanding as of May ~~5~~ 23, 2014.

It is our intention to seek quotation on the OTC Bulletin Board subsequent to the date of this prospectus.  The lack of a public market for our common stock may place purchasers of shares being offered at risk of having an illiquid security.  There can be no assurance that any market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.  The selling shareholders may sell shares of our common stock at a fixed price of $1.00 per share for the duration of the offering.  ~~per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.~~ Selling shareholders may be deemed underwriters as defined under the Securities Act of 1933. The Company has no present plans to be acquired or to merge with another company nor does the Company, or any of its shareholders, have plans to enter into a change of control or similar transaction

The offering shall terminate no later than 180 days from the effective date of this registration statement. We will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

Our common stock is not currently listed or quoted on any quotation medium and involves a high degree of risk.  You should read the “RISK FACTORS” section beginning on page 7 before you decide to purchase any of our common stock.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Nor have they made, or will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

Item 3.   Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges.

This summary highlights certain information contained elsewhere in this prospectus.  You should read the following summary together with the more detailed information regarding EYE ON MEDIA NETWORK, INC. (“Us,” “We,” “Our,” “EOMN,” the “Company,” or “the Corporation”) and our financial statements and the related notes appearing elsewhere in this prospectus.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

The Company

(a)

Business

Eye On Media Network, Inc. (“we”, “us”, “our”, or the “Company”) is a company that was incorporated in the State of Florida on August 2, 2013.  Since inception on August 2, 2013, the Company has been engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination with an existing company.  The business purpose of the Company had been to seek the acquisition of or merger with, an existing company.  The Company selected August 31 as its fiscal year end.  On September 3, 2013 we filed a Registration Statement on Form 10-12G with the United States Securities and Exchange Commission.  We are a reporting company and file all reports required under sections 13 and 15d of the Exchange Act.  On January 22, 2014 we entered into share exchange agreements with the shareholders of Eye On South Florida, Inc. (“EOSF”), pursuant to which we acquired all of the issued and outstanding capital stock of EOSF.  EOSF is now a wholly-owned subsidiary of our Company.

(b)

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions included:

(i)

A requirement to have only two years of audited financial statements and only two years of related Management Discussion & Analysis disclosures;

(ii)

Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

(iii)

Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

(iv)

No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  We are choosing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.  This election allows our Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) which issued more than $1 billion in non-convertible debt during the preceding three-year period.

(c)

Business of Issuer

As of August 31, 2013, the Company, based on proposed business activities, was a “blank check” company.  The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualified as a “shell company,” because it had no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.

As a former “shell company”, the limitation on public re-sales of our issued, restricted securities by our shareholders includes a prohibition against the use of SEC Rule 144 until such time as the conditions set forth in Rule 144(i) are met.  Rule 144(i) provides that if the issuer of the securities previously had been a shell company but has ceased to be a shell company and is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  As of August 31, 2013, the Company had not entered into any definitive agreement with any party, nor had there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company.  On January 22, 2014, the Company entered into Share Exchange Agreements (collectively referred to as the “Exchange Agreement”) with the shareholders (“Shareholders”) of Eye On South Florida, Inc. Mr. Namer discussed potential business combinations with four different companies in late 2013. Mr. Namer decided to cause the Company to acquire EOSF because the business was more established than others he considered and because the shareholders are his friends and family and he wanted to provide them with potential liquidity for their securities holdings that otherwise was not available for a private company such as EOSF.   Mr. Namer believes that the transaction is fair to shareholders of both companies because it may provide liquidity and an exit strategy for shareholders of EOSF and it brought an operating company into an entity that was previously a shell company with no operations.

At the time of execution of the Exchange Agreement, our sole officer and director, Jack Namer also served as an officer and director for EOSF.  Mr. Namer also was one of two majority shareholders who each held ten million (10,000,000) shares of the EOSF common stock prior to consummation of the Exchange Agreement. The other shareholder who also held ten million (10,000,000) shares of the EOSF common stock prior to consummation of the Exchange Agreement was Ms. Amy Nalewaik.  Mr. Namer is the sole officer and director for both EOSF and the Company.  Under such circumstances, Mr. Namer may be viewed as having a conflict of interest in connection with the transaction involving the Company’s acquisition of EOSF.  Notwithstanding the foregoing, Mr. Namer believes that the transaction was and remains fair to the shareholders of both companies.

After consummation of the Exchange Agreement, Mr. Namer and Ms. Nalewaik each held zero  (-0-) shares of EOSF common stock. After consummation of the Exchange Agreement Mr. Namer held eleven million (11,000,000) shares of our common stock and Ms. Nalewaik held ten million (10,000,000) shares.  Prior to consummation of the Exchange Agreement, Mr. Namer and Ms. Nalewaik held one million (1,000,000) and zero (-0-) shares of our common stock, respectively.

Before consummation of the Exchange Agreement Mr. Namer and Ms. Nalewaik each owned 40.44% of the issued and outstanding EOSF common stock.  After consummation of the Exchange Agreement, Mr. Namer and Ms. Nalewaik each held zero (-0-) shares  and zero percent (0.00%) of the issued and outstanding shares of EOSF common stock.

Before consummation of the Exchange Agreement, Mr. Namer held 33.33% of the issued and outstanding shares of our common stock and Ms. Nalewaik held 0.00% of the issued and outstanding shares of our common stock.  After consummation of the Exchange Agreement Mr. Namer held 39.66% of the issued and outstanding shares of our common stock and Ms. Nalewaik held 36.07% of the issued and outstanding shares of our common stock.

Pursuant to the Exchange Agreement, the Shareholders agreed to exchange each of their shares of EOSF common stock (the “Target Shares”) for one (1) share of restricted common stock of the Company.    As of the consummation of the Exchange Agreements, EOSF became a wholly-owned subsidiary of the Company. Our principal business activities are now conducted through our operation of EOSF.

Upon completion of the transaction involving the Exchange Agreement, there were 27,725,000 shares of our common stock issued and outstanding.

Our subsidiary, Eye On South Florida, Inc. was incorporated in the State of Florida on January 18, 2013.  EOSF is actively engaged in the acquisition, development, production and distribution of television and multi-media programming content.

EOSF is generating revenue from banner advertisements on our website (www.eyeonsouthflorida.com), commercial productions, event planners, corporate videos, infomercials, public announcements, pay-per-view live broadcasted transmissions and advertisers, desiring to promote their productions, events and brands alongside the various distribution mediums. In addition, the Company is generating revenue from other production companies and/or television networks that request on-site filming and/or our original feeds with the use of our  communication technology and equipment. Eye On South Florida has been assisting and providing valuable airtime pro-bono to non-profit organizations with sponsored ads, in order to promote their fund raising events for important causes in the community.  Some of our clients currently include Hard Rock Hotel & Casino, AutoNation, Florida Metro Rail, Fort Lauderdale Chamber of Commerce, Shino Bay Dermatology, DelVecchio Pizza and Universal Insurance.

The Offering

Number of Shares Being Offered:

The selling security holders may sell up to 1,090,000 shares of common stock at $1.00 per share. Affiliated persons are not offering any shares.  Issuance of these shares to the selling security holders was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.  Non-affiliated selling security holders will sell at the fixed price for the duration off the offering.  Selling shareholders may be deemed underwriters as defined under the Securities Act of 1933.

Number of Shares Outstanding After the Offering:

There are 27,725,000 shares of our common stock issued and outstanding.  We also have 50,000,000 shares of our Series A Convertible Preferred Stock issued and outstanding.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below.  You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.  Any of the following risks could adversely affect our business, financial conditions and results of operations.

Risks Related To the Company

(1)  Our auditor has expressed substantial doubt about our ability to continue as a going concern.

These financial statements included with this registration statement have been prepared on a going concern basis.  We have a working capital deficiency of $3,530, and have an accumulated deficit of $6,530 since inception as of November 30, 2013.  We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern.  The Company to date has funded its initial operations through the sale of unregistered securities in the amount of $3,000 and related party loans in the amount of $6,000.  Management plans to continue to provide for its capital needs by the issuance of common stock and related party advances.  Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

(2)  Our access to credit markets may be limited, which may adversely impact our liquidity.

We may require additional capital from outside sources from time to time. Our ability to arrange financing, and the cost of such capital, is dependent on numerous factors, including:

•	credit availability from banks and other financial institutions;

•	investor confidence in us;

•	our levels of indebtedness;

•	competitive, legislative and regulatory matters;

•	cash flows; and,
•	provisions of tax and securities laws that may impact raising capital.

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under our revolving credit facility.

(3)  Our operating results and financial condition may be adversely affected by unfavorable general economic conditions.

Unfavorable economic conditions worldwide contribute to slowdowns. If global economic conditions or economic conditions in the U.S. remain uncertain or persist, spread or deteriorate further, we may experience material adverse impacts on our results of operations, cash flows and financial condition.

(4)  Our profitability depends on the demand for the services we sell in the markets we serve.

Any sustained reduction in demand for our media services in markets we serve could result in a significant reduction in the volume of services that we sell, thereby adversely affecting our results of operations, cash flows and financial condition. Factors that could lead to a reduction in demand include:

•	an increase in the price of services including cost of labor;

•	higher taxes, including federal excise taxes or sales taxes or other governmental or regulatory actions that increase, directly or indirectly;

•	adverse economic conditions which result in lower spending by consumers and businesses on services we sell;

•	higher taxes or other governmental or regulatory actions that increase the cost of the services we provide;

•	effects of weather, natural phenomena, terrorism, war, or other similar acts;
•	a shift by consumers to more technologically advanced media providers; and,

•

decisions by our customers or suppliers to use alternate service providers for a portion or all of their needs, operate in different markets not served by us, reduce operations or cease operations entirely.

(5)  Because of the limited nature of our operating history, our success depends on our ability to obtain new sources of business, which is dependent on factors beyond our control.

We have no control over the level of business available in our areas of operation. In addition, we have no control over business owners or their decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected prices, and demand for services, levels of reserves, and/or other governmental regulations.

(6)  Our establishment of new areas may not result in the anticipated revenue increases and is subject to unanticipated regulatory, political, legal and economic risks which could adversely affect our business.

One of the ways we intend to grow our business is through the establishment of new sales areas. The additions or modifications to our existing business and of new areas could involve a variety of regulatory, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake such projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenue may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand into a new geographical area, the expansion may occur over an extended period of time and we will not receive any material increases in revenue until the project is completed. Moreover, we may construct or rent facilities to capture anticipated future growth in production in a region in which such growth does not materialize. To the extent we rely on estimates of future production in our decision to expand, such estimates may prove to be inaccurate because of numerous uncertainties inherent in estimating quantities of future production. As a result, new areas may not be able to attract enough demand to achieve our expected investment return which could adversely affect our results of operations, cash flows and financial condition.

(7)  We may be unable to generate sufficient or positive cash flows from the sale of services to adequately support our financial or operational results.

Our marketing results depend upon our ability to generate sufficient or positive cash flows from our media productions, sales, advertising revenue and cost to provide our services. Our cash flows are affected by many factors beyond our control, including:

•	availability of parties willing to enter into purchase and sale transactions with us;
•	increases in operational or capital costs;

•	availability of funds from our operations and credit facilities to support marketing activities;

•	availability of counterparties willing to offer credit to us; and,

•	reductions in demand for, and supply of, media and advertising services for any reason.

     (8)  We operate in a highly competitive business environment, and competitive pressures could adversely affect our business.

We compete with similar enterprises in our areas of operation. Our competitors may expand or construct sales systems and associated infrastructure that would create additional competition for the services we provide to our customers. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. Uncertainty and possible adverse publicity may make us more susceptible to the loss of customers to our competitors. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

(9)  Because our financial statements reflect results from inception, financial information in our current and future financial statements may not be comparable to prior periods.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period.

(10)  We have minimal revenues and a limited operating history.

We are a company with limited revenues and a limited operating history and our auditor has expressed substantial doubt about our ability to continue as a going concern. Our record of limited revenues and a limited operating history pose specific risks that may adversely affect our business or an investment in our common stock.  There can be no assurances that we will generate sufficient revenue from future operations to implement our business plan or otherwise allow management to continue to devote any time to our business operations. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our services, the level of our competition and our ability to attract and maintain key management and employees.

Our prospects are subject to the risks and expenses encountered by start-up companies, such as ours, in establishing a television media business. Our limited operating history makes it difficult or impossible to predict future results of our operations. We may not establish a client base that will make us profitable, which might result in the loss of some or all of your investment in our common stock.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in the rapidly evolving consulting market. These risks include, but are not limited to, an unpredictable business environment, the difficulty of managing growth and the use of our business model among these risks. To address these risks, we must, among other things:

•

expand our customer base;

•

enhance our name recognition;

•

expand our product and service offerings;

•

successfully implement our business and marketing strategy;

•

provide superior customer service;

•

respond effectively to competitive and technological developments; and,

•

attract and retain qualified personnel.

(11)  Adverse developments in our existing areas of operation could adversely impact our results of operations, cash flows and financial condition.

Our operations are focused on utilizing our sales efforts which are principally located in the Southeast region of the U.S. As a result, our results of operations, cash flows and financial condition depend upon the demand for our services in these regions. Due to our current lack of broad diversification in industry type and geographic location, adverse developments in our current segment of the television media industry, or our existing areas of operation, could have a significantly greater impact on our results of operations, cash flows and financial condition than if our operations were more diversified.

(12)  As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy will raise our costs and may divert resources and management attention from operating our business.

We have limited history as a public company. We currently file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC regulations. Thus, we will need to ensure that we continue to have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of any securities exchange upon which we may list our Common Stock, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which impose significant compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute reports and other stockholder communications in compliance with our obligations under the federal securities laws and the applicable national securities exchange listing rules;
•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC; and,

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending August 31, 2013. Our internal control over financial reporting may not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. Ultimately, our efforts may not be adequate to comply with the requirements of Section 404. If we are unable to implement and maintain adequate internal control over financial reporting or otherwise to comply with Section 404, we may be unable to report financial information on a timely basis, may suffer adverse regulatory consequences, may have violations of the applicable national securities exchange listing rules and may breach covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The significant obligations related to being a public company will continue to require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

(13)  We are exposed to the creditworthiness and performance of our customers and transactional counterparties, and any material nonpayment or nonperformance by one or more of these parties could adversely affect our financial and operational results.

There can be no assurance we have adequately assessed the creditworthiness of each of our existing or future customers, suppliers or transactional counterparties or that there will not be a rapid or unanticipated deterioration in their creditworthiness, which may have an adverse impact on our financial condition and results of operations. Nor is there certainty that our counterparties will perform or adhere to existing or future contractual arrangements. We plan to be paid upfront for the services that we provide, however in order to garner business in the early stages, we may have to provide consulting services and then invoice the clients.  In many cases there could be as much as 30-60 days before cash flow begins. In essence we are extending credit to our clients.

We manage our exposure to credit risk through credit analysis and credit monitoring procedures and policies, including credit support requirements for customers and counterparties to which we extend no or limited unsecured credit, such as letters of credit, prepayments, and guarantees. Additionally, we apply a risk/reward analysis on each client to insure that their projections and business assumptions are accurate, reasonable and provide a likelihood of success. However, these procedures and policies cannot fully eliminate counterparty credit risks, and to the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

(14)  We are dependent on the services of a certain key employee. the limited experience in operating a public company and the loss of his services could harm our business.

Our success largely depends on the continuing services of our Chief Executive Officer and Chairman, JACK NAMER.  Our continued success also depends on our ability to attract and retain qualified personnel.  We believe that Mr. NAMER possesses valuable knowledge, experience and leadership abilities that would be difficult in the short term to replicate.  The loss of him as a key employee could harm our operations, business plans and cash flows. Mr. NAMER has agreed to dedicate his services full time (approximately 40 hours per week) to the development of our business. This amount of time that Mr. NAMER is able to devote to the development of our business on a weekly basis may be insufficient to generate sufficient revenue to maintain our business as a going concern. Furthermore, management has limited experience in operating a public company.

  ~~(15)  Our Sole Officer And Director Has Other Business Interests That May Result In His Time Being Diverted Away From The Company.~~

~~The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities that become available. He may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.~~

(15)  For the period ending February 28, 2014, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures and we concluded that they were not effective.

With respect to the period ending February 28, 2014, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934.  Based upon our evaluation regarding the period ending February 28, 2014, the Company’s management, including its Principal Executive Officer and Principal Financial Officer, has concluded that its disclosure controls and procedures were not effective due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Material weaknesses noted are lack of an audit committee, lack of a majority of outside directors on the board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; and management is dominated by two individuals, without adequate compensating controls. Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

Risks Related To This Offering

(16 ~~6~~ )  There is no public market for our shares, and we do not know if one will develop due to the limited demand for stocks in the business services we offer.

Purchasers of these shares are at risk of no liquidity for their investment.  Prior to this offering, there has been no established trading market for our securities, and we do not know that a regular trading market for the securities will develop.    Due to the limited services we offer in the television media industry, we anticipate that demand for our shares may not be very high.  If a trading market does develop for the securities offered hereby, we do not know if it will be sustained.  We plan to apply to have our stock quoted on the over-the-counter (“OTCQB”) Electronic Bulletin Board.  Such application will be filed with the Financial Industry Regulatory Authority (“FINRA”).  We must obtain the services of a FINRA approved broker-dealer/market maker to file an application for our company and we do not know if such market maker will be to obtain a listing or if an established market for our common stock will be developed.

(17 ~~7~~ )  Because it may be difficult to effect a change in control of EYE ON MEDIA NETWORK, INC. without current management consent, management may be entrenched even though stockholders may believe other management may be better.

JACK NAMER, our President and CEO, currently holds approximately 11,000,000 shares of our outstanding common stock and 50,000,000 shares of our Series A Convertible Preferred Stock (with 10 votes per share), of which no shares are being registered in this offering. If Mr. NAMER chooses to keep all of his stock (that is, he sells none of his stock privately during this offering), Mr. NAMER could retain HIS status as a controlling security holder.  Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company and entrenching current management even though stockholders may believe other management may be better.  MR. NAMER has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors; any merger, consolidation or sale of all or substantially all of our assets; and the ability to control our management and affairs.

(18 ~~8~~ )  The possible sale of shares of common stock by our selling security holders may have a significant adverse effect on the market price of our common stock should a market develop.

Our ability to raise additional capital through the sale of our stock in a private placement may be harmed by these competing re-sales of our common stock by the selling security holders.  Potential investors may not be interested in purchasing shares of our common stock if the selling security holders are selling their shares of common stock.  The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock.  The price of our common stock could fall if the selling security holders sell substantial amounts of our common stock.  These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate because the selling security holders may offer to sell their shares of common stock to potential investors for less than we do.

(19 ~~19~~ )  Our lack of business diversification could result in the devaluation of our stock if our revenues from our primary services decrease.

We expect our business to solely consist of the production and broadcast of television media and the sale of advertising services.  We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace.  This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate additional revenues since we do not expect to have any other lines of business or alternative revenue sources.

 (20 ~~0~~ )  There has been no independent valuation of the stock, which means that the stock may be worthless than the purchase price.

The per share purchase price has been determined by us without independent valuation of the shares.  We established the offering price based on our recent sale of stock at par value, not based on perceived market value, book value, or other established criteria.  We did not obtain an independent appraisal opinion on the valuation of the shares.  The shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

(21 ~~1~~ )  Investors may never receive cash distributions which could result in an investor receiving little or no return on his or her investment.

Distributions are payable at the sole discretion of our board of directors.  We do not know the amount of cash that we will generate, if any, once we have more productive operations.  Cash distributions are not assured, and we may never be in a position to make distributions.

 (22 ~~2~~ )  The penny stock rules could restrict the ability of broker-dealers to sell our shares having a negative effect on our offering.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

 (23 ~~3~~ )  We might not be successful in achieving our objectives if there are significant changes in the economic and regulatory environment surrounding our business.

EONM will be subject to risks related to national economic conditions, changes in the investment climate for business consulting governmental rules and fiscal policies, and other factors beyond the control of our management.

(24 ~~4~~ ) Our business may be significantly harmed by a slowdown in the economy.

An overall decline in the economy or the occurrence of a natural disaster could decrease the need of our services. . This could restrict our success in attracting clients and significantly harm our business, financial condition and liquidity.

(25 ~~5~~ ) To the extent that we expand our operations to new markets, our business operations may suffer from our lack of experience, which may adversely affect our revenues.

Currently, EOMN operates in Florida.  Depending on the market and our performance, we plan to expand our operations throughout the United States. However, we have limited experience outside of the market in which we currently operate. Any difficulties encountered by us in this regard could adversely affect our operating results, slow down our expansion plans, which may diminish our revenues.

(26 ~~6~~ ) The issuance of additional shares of stock to obtain additional financing may dilute the holdings of our existing stockholders or reduce the market price of our stock.

The 1,090,000 shares of common stock owned by the selling security holders will be registered with the U.S. Securities Exchange Commission.  The security holders may sell some or all of their shares immediately after they are registered.  In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. EOMN cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock or diluting their stock holdings in us.

(27 ~~7~~ )  Because we were formerly a “shell company” there will be limitations on future public re-sales of our issued, restricted securities.

As a former “shell company”, the limitation on public re-sales of our issued, restricted securities by our shareholders includes a prohibition against the use of SEC Rule 144 until such time as the conditions set forth in Rule 144(i) are met.  Rule 144(i) provides that if the issuer of the securities previously had been a shell company but has ceased to be a shell company and is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by EYE ON MEDIA NETWORK, INC. described in “Risk Factors” and elsewhere in this prospectus.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand for our services;

(b)

governmental restrictions or excessive taxes on our services;

(c)

economic resources to support the development of our projects;

(d)

expansion plans, access to potential clients, and advances in technology; and.

(e)

lack of working capital that could hinder acquisitions for development of our projects.

Use of Proceeds.

We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling shareholders.

Determination of Offering Price.

The price of the shares we are offering was arbitrarily determined by us.  The offering price bears no relationship whatsoever to our assets or earnings.  Among factors considered were:

(a)

Our recent sales of securities under Regulation D and Section 4(2) of the Securities Act of 1933, as amended, at $0.001;

(b)

Our relative cash requirements; and,

(c)

Our management expertise.

Dilution

We are not offering any shares of our common stock by this prospectus. 1,090,000 shares of the common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding.   All shares of our common stock that are being registered are owned by the selling shareholders, who will offer such shares at a fixed price of $1.00 per share for the duration of the offering. ~~until the prices of our common stock are quoted on the OTCBB or another quotation service and thereafter at prevailing market prices, or privately negotiated prices.~~

As of February 28, 2014 the negative net tangible book value of our shares was ($1,803,956), based upon 27,725,000 shares outstanding.

Upon completion of this offering there is no dilution effect to the potential shareholders since the common stock to be sold in this Offering is common stock that is currently issued and outstanding.

The following table identifies the prices that common stock has been issued within the last 5 years in compliance with Regulation S-K Item 506.

Shareholder	Number of shares	Price paid per share	Consideration paid
Jack Namer, President, CEO, Director (1)	1,000,000	$0.001	$1,000
James Fish	1,000,000	$0.001	$1,000
Newton Berwig	1,000,000	$0.001	$1,000
All other investors	24,725,000	$0.001	Share Exchange (2)

(1)

Jack Namer also received 10,000,000 shares of our common stock pursuant to the share exchange agreement with the Company in his capacity as a shareholder of Eye On South Florida, Inc.

(2)

All other shareholders of the Company received their shares of common stock pursuant to the tax free share Exchange Agreement they entered into with the Company on January 22, 2014.

Selling Security Holders.

This prospectus will be used for the offering of shares of our common stock owned by selling security holders.  The selling security holders may offer for sale up to 1,090,000 of the 3,725,000 shares of our common stock originally issued to them in connection with the tax free share exchange agreement they entered into with the Company on January 22, 2014.  The shares of common stock were issued pursuant to Regulation D and Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.  All shareholders are sophisticated investors who were personally known by our president, JACK NAMER. Selling security holders must sell their shares at $1.00 for the duration of the offering.  We will not receive any proceeds from such sales.  The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act.  All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the Company.  All expenses of this offering are being paid for by us on behalf of selling security holders.  The following table sets forth information on our selling security shareholders.  Explanatory footnotes relating to the footnote references appearing in the headings of this table are set forth below.

Table 1.0 Selling Security Holders

Name of security holder	Shares owned as of the date of prospectus(1)	Shares beneficially owned as of the date of prospectus (2)	Percent owned as of the date of prospectus	Maximum number of shares to be sold pursuant to this prospectus	Percent owned after offering is complete (3)	Position, office or other material relationship to the company within the last three years
Steve Rahseparian	1,535,000	1,535,000	5.53%	100,000	5.17%	Business colleague
Copens Motors (4)	250,000	250,000	0.90%	75,000	0.63%	Friend
Joe Benemerito	40,000	40,000	0.14%	40,000	0.00%	Friend
Brian Wynn	5,000	5,000	0.018%	5,000	0.00%	Friend
Jaclyn Namer	5,000	5,000	0.018%	5,000	0.00%	Family (non-minor)
ShariAnn Namer	5,000	5,000	0.018%	5,000	0.00%	Family (non-minor)
Nicole Namer	5,000	5,000	0.018%	5,000	0.00%	Family (non-minor)
Faith Chirico	25,000	25,000	0.090%	25,000	0.00%	Family (ex-wife)
Terry Kemp	25,000	25,000	0.090%	25,000	0.00%	Friend
Robert Cappeli	25,000	25,000	0.090%	25,000	0.00%	Friend
David Carpenter	25,000	25,000	0.090%	25,000	0.00%	Friend
Mita Del Fierro	5,000	5,000	0.018%	5,000	0.00%	Friend
Michalene Leonardo	5,000	5,000	0.018%	5,000	0.00%	Friend
Jacqueline J. McAniff	5,000	5,000	0.018%	5,000	0.00%	Friend
Kathy Clark	15,000	15,000	0.054%	15,000	0.00%	Friend
Andrew Sawyer	250,000	250,000	0.90%	75,000	0.63%	Business colleague
Jason Leonardo	5,000	5,000	0.018%	5,000	0.00%	Friend
Robert Nimkoff	50,000	50,000	0.18%	50,000	0.00%	Friend
Frank Horkey	25,000	25,000	0.090%	25,000	0.00%	Friend
Michael Mayville	5,000	5,000	0.018%	5,000	0.00%	Friend
Sheila & Gill Roman	25,000	25,000	0.090%	25,000	0.00%	Friend
Victor Levy	25,000	25,000	0.090%	25,000	0.00%	Friend
Marisela Garcia	50,000	50,000	0.15%	50,000	0.00%	Business colleague
Edwin L. Crammer	10,000	10,000	0.036%	10,000	0.00%	Accounting services
Jeff Barnes	100,000	100,000	0.36%	50,000	0.18%	Friend
Gineen Bresso	25,000	25,000	0.090%	25,000	0.00%	Legal services
Robert Schulman	5,000	5,000	0.018%	5,000	0.00%	Legal Services
Evan Golden	25,000	25,000	0.090%	25,000	0.00%	Friend
Gabriel Tyner	10,000	10,000	0.036%	10,000	0.00%	Friend
Gary Deweese	5,000	5,000	0.018%	5,000	0.00%	Friend
Aicon Investment Ltd.(5)	500,000	500,000	1.80%	100,000	1.44%	Business colleague
Anamco Ltd.(6)	500,000	500,000	1.80%	100,000	1.44%	Business colleague
Felice Crammer	5,000	7,000	0.018%	5,000	0.00%	Accounting services
Dennis Muller	70,000	70,000	0.25%	70,000	0.00%	Friend
Patricia Ghaffari	50,000	50,000	0.15%	50,000	0.00%	Friend
Kenneth J. Haiko	5,000	5,000	0.018%	5,000	0.00%	Friend
David Crammer	2,000	7,000	0.007%	2,000	0.00%	Accounting services
LaShaundria D. Barfield	1,000	1,000	0.0036%	1,000	0.00%	Friend
Max J. Lembke	2,000	2,000	0.0036%	2,000	0.00%	Friend

(1)

This column represents the actual number of shares owned by the shareholder without consideration of any shares beneficially owned by any selling shareholder’s spouse or minor child.

(2)

This column represents the actual number of shares beneficially owned in that Felice and David Crammer are husband/wife. All other blood related parties to any of the “Affiliates” are adults, emancipated and live independent of each other in different households. Accordingly none of these relationships fall under the term of “Affiliate”.

(3)

This column represents the percentage held in the event all of the 1,090,000 shares in the Resale Offering are sold.

(4)

Copens Motors, based in Pompano Beach, Florida, is an automobile dealership owned and operated by David Mirage, a friend and business colleague of Jack Namer.

(5)

Aicon Investment Ltd. based in Fort Lauderdale, Florida is a vendor owned/controlled by Leroy W. Cox, Sr. and which supplied specialty broadcast equipment to the Company and is a business colleague of Jack Namer.

(6)

Anamco Ltd., based in Plantation, Florida, is a vendor owned/controlled by Leroy W. Cox, Sr. and which supplied specialty broadcast vehicles to the Company and is a business colleague of Jack Namer.

All of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders, pursuant to this prospectus, in one or more private or negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at the fixed price of $1.00 per share for the duration of the offering.  ~~unless and until a market develops for our shares, such as quotation on the Over-the-Counter Bulletin Board or listed on a national securities exchange.~~  The selling shareholders may affect these transactions by selling their future shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.  Each of the selling shareholders may be deemed an “underwriter” within the meaning of the Securities Act in connection with each sale of shares.  The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales.  In the event the selling security holders sell all of their shares in the secondary offering they will own no shares in the Company upon completion of the secondary offering.

Plan of Distribution

Resale Offering

Our common stock is not traded on any market or securities exchange.  The selling shareholders may sell shares of our common stock at a fixed price of $1.00 per share for the duration of the offering.   ~~until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.~~  The fixed price of $1.00 has been determined as the selling price based upon the original purchase price paid by the selling shareholders of $0.001. The selling security holders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) an exchange distribution in accordance with the rules of the applicable exchange; (v) privately negotiated transactions; (vi) effected short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; (vii) through the writing or settlement of options or other hedging transactions, whether through options exchange or otherwise; (viii) broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; and (ix) a combination of any such methods of sale.

The selling security holders, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $1.00 per share, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $1.00 per share for the duration of this offering  In a post-effective amendment to this registration we will disclose pledges, donees and other transferees of the selling security holders, if any, as selling security holders.  The selling security holders may sell their shares of common stock by one or more of the following methods, without limitation:

(a)

On such public markets as the common stock may from time to time be trading;

(b)

In privately negotiated transactions;;

(c)

Through the writing of options on the common stock;

(d)

 In short sales; or

(e)

In any combination of these methods of distribution.

In the event any of our selling security holders agree to sell their shares to a broker-dealer as a principal and the broker-dealer acts as an underwriter, we will file a post-effective amendment to our registration statement disclosing the name of the broker-dealer, providing information on the plan of distribution, and reflecting any other necessary changes.  Any broker-dealer that will be involved must seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department prior to the sale of any securities by the broker-dealer.  The selling security holders may also transfer their shares by gift.

We do not know of any arrangements by the selling security holders for the sale of any of their shares.  The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares.  These brokers, dealers or underwriters may act as principals, or as an agent of the selling security holders.    Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling security holders may also sell their shares in accordance with Rule 144 under the Securities Act when eligible, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus. From time to time, the selling security holders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them.  The pledges, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders.  The number of selling security holders’ shares offered under this prospectus will decrease as and when they take such action.  The plan of distribution for the selling security holders’ shares will otherwise remain unchanged.  In addition, a selling security holder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.  The selling security holders and any broker-dealers participating in the distributions of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any profit on the sale of shares by the selling security holders and any commission or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts.  There can be no assurance that the selling security holders will sell any or all of the offered shares.

Under the Securities Exchange Act of 1934 and the regulations hereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution.  Also, the selling security holders are subject to application provisions that limit the timing of purchasers and sale of our common stock by the selling security holders.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities and Exchange Commission, they are required to comply with Regulation M.  In general, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, and any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M.  These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.  We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum.  Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.  The selling security holders and distribution participants are required to consult with their

Description of Securities to be Registered

General

We are authorized to issue up to 900,000,000 shares of common stock, $.001 par value per share, of which 27,725,000 shares are issued and outstanding.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefore.  There are presently no plans to pay dividends with respect to the shares of our common stock.  Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock.  The common stock is not subject to any liability for further assessments.  There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call.  The holders of common stock do not have any pre-emptive or other subscription rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors.  The common stock does not have cumulative voting rights.

All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable as determined by our legal counsel, Clifford J. Hunt, Esquire whose opinion appears elsewhere as an exhibit to this prospectus.

Preferred Stock

We are authorized to issue up to 750,000,000 shares of preferred stock, $.001 par value per share, of which 50,000,000 shares are issued and outstanding and designated as Series A Convertible Preferred Stock.  Our Series A Convertible Preferred Stock provides for ten (10) votes per share and is convertible into ten (10) shares of our common stock at the election of the shareholder.

Debt Securities

We currently have no provisions to issue debt securities.

Warrants

We currently have no provisions to issue warrants.

Dividends

We have paid no cash dividends on our common stock since our inception.  We anticipate that any earnings, in the foreseeable future, will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future.  Our Board of Directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations, and other relevant factors.

Shares Eligible for Future Resale

Upon the effectiveness of the registration statement we will have 1,090,000 outstanding common shares registered for resale by the selling shareholders in accordance with the Securities Act of 1933. Prior to this registration, no public trading market has existed for shares of our common stock.  The sale or availability for sale, of substantial amounts of common stock in the public trading market could adversely affect the market prices for our common stock.

As a former “shell company”, the limitation on public re-sales of our issued, restricted securities by our shareholders includes a prohibition against the use of SEC Rule 144 until such time as the conditions set forth in Rule 144(i) are met.  Rule 144(i) provides that if the issuer of the securities previously had been a shell company but has ceased to be a shell company and is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

Interest of Named Experts and Counsel

On August 2, 2013 the Company retained DKM Certified Public Accountants, of Clearwater, Florida (“DKM”) as its independent certified public accountant.  DKM has audited the financial statements for EYE ON MEDIA NETWORK, INC. as of August 31, 2013 and for the period August 2, 2013 (inception) through August 31, 2013. The date of the report for these audited financial statements is September 4, 2013. DKM also has reviewed the Company’s interim financial statements for the period ended February 28, 2014. DKM also has audited the financial statements for EYE ON SOUTH FLORIDA, INC. as of August 31, 2013 and for the period January 22, 2013 (inception) through August 31, 2013. The date of the report for these audited financial statements is January 6, 2014. DKM also has reviewed EOSF’s interim financial statements for the period ended November 30, 2013. DKM, whose reports are contained herein, was paid in cash for services rendered.  Therefore, the firm has no direct or indirect interest in us.  DKM’s report was given based on their authority as experts in accounting and auditing.

Clifford J. Hunt, Esquire is counsel for our Company and has given an opinion on the validity of the securities being registered; the opinion appears elsewhere in this registration statement.  Mr. Hunt owns one million (1,000,000) shares of our common stock.

Information with Respect to the Registrant

DESCRIPTION OF BUSINESS

(a)

Business

Eye On Media Network, Inc. (“we”, “us”, “our”, or the “Company”) is a company that was incorporated in the State of Florida on August 2, 2013.  Since inception on August 2, 2013, the Company has been engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination with an existing company.  The business purpose of the Company had been to seek the acquisition of or merger with, an existing company.  The Company selected August 31 as its fiscal year end.  On September 3, 2013 we filed a Registration Statement on Form 10-12G with the United States Securities and Exchange Commission.  We are a reporting company and file all reports required under sections 13 and 15d of the Exchange Act.  On January 22, 2014 we entered into share exchange agreements with the shareholders of Eye On South Florida, Inc. (“EOSF”), pursuant to which we acquired all of the issued and outstanding capital stock of EOSF.  EOSF is now a wholly-owned subsidiary of our Company.

(b)

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions included:

(i)

A requirement to have only two years of audited financial statements and only two years of related Management Discussion & Analysis disclosures;

(ii)

Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

(iii)

Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

(iv)

No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens, which are also available to us as a smaller reporting company as defined under Rule 12b-2of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  We are choosing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.  This election allows our Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) which issued more than $1 billion in non-convertible debt during the preceding three-year period.

(c)

Business of Issuer

As of August 31, 2013, the Company, based on proposed business activities, was a “blank check” company.  The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualified as a “shell company,” because it had no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.

As a former “shell company”, the limitation on public re-sales of our issued, restricted securities by our shareholders includes a prohibition against the use of SEC Rule 144 until such time as the conditions set forth in Rule 144(i) are met.  Rule 144(i) provides that if the issuer of the securities previously had been a shell company but has ceased to be a shell company and is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  As of August 31, 2013, the Company had not entered into any definitive agreement with any party, nor had there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company.  On January 22, 2014, the Company entered into Share Exchange Agreements (collectively referred to as the “Exchange Agreement”) with the shareholders (“Shareholders”) of Eye On South Florida, Inc. Pursuant to the Exchange Agreement, the Shareholders agreed to exchange each of their shares of EOSF common stock (the “Target Shares”) for one (1) share of restricted common stock of the Company.  The Shareholders collectively held a total of 24,725,000 Target Shares.   The Shareholders are all friends, business associates or family members of our sole officer and director, Jack Namer.  Each Shareholder is a sophisticated investor and except as otherwise designated, was a founding member or vendor of EOSF.  As of the consummation of the Exchange Agreements, EOSF became a wholly-owned subsidiary of the Company. Our principal business activities are now conducted through our operation of EOSF.

Consideration for the Exchange Agreement consisted of one share of restricted common stock of the Company for each Target Share tendered by the Shareholders in the exchange.  A total of 24,725,000 shares of restricted Company common stock were issued to forty-three (43) Shareholders for the Target Shares. The receipt of the Target Shares by the Company was determined by the Company Board of Directors to constitute adequate consideration for issuance of the Company common stock as a result of the value of the assets of EOSF. Prior to the execution of the Exchange Agreement there were three million (3,000,000) shares or our common stock issued and outstanding.  Upon completion of the transaction involving the Exchange Agreement, there were 27,725,000 shares of our common stock issued and outstanding.  The acquisition was accounted for by the Company as a reverse merger wherein an operating, private company (Eye on South Florida, Inc.) was acquired by the Registrant, which was previously a “blank check company”

At the time of execution of the Exchange Agreement, our sole officer and director, Jack Namer also served as an officer and director for EOSF.  Mr. Namer also was one of two majority shareholders who each held ten million (10,000,000) shares of the EOSF common stock prior to consummation of the Exchange Agreement. The other shareholder who also held ten million (10,000,000) shares of the EOSF common stock prior to consummation of the Exchange Agreement was Ms. Amy Nalewaik.  Mr. Namer determined on January 17, 2014 that it was in the best interest of the Company to acquire EOSF.  Mr. Namer is the sole officer and director for both EOSF and the Company.  Under such circumstances, Mr. Namer may be viewed as having a conflict of interest in connection with the transaction involving the Company’s acquisition of EOSF.  Notwithstanding the foregoing, Mr. Namer believes that the transaction was and remains fair to the shareholders of both companies.  Mr. Namer believes that the transaction is fair to shareholders of both companies because it may provide liquidity and an exit strategy for shareholders of EOSF and it brought an operating company into an entity that was previously a shell company with no operations.

Before consummation of the Exchange Agreement Mr. Namer and Ms. Nalewaik each held ten million (10,000,000) shares of EOSF common stock.  After consummation of the Exchange Agreement, Mr. Namer and Ms. Nalewaik each held zero  (-0-) shares of EOSF common stock. After consummation of the Exchange Agreement Mr. Namer held eleven million (11,000,000) shares of our common stock and Ms. Nalewaik held ten million (10,000,000) shares.  Prior to consummation of the Exchange Agreement, Mr. Namer and Ms. Nalewaik held one million (1,000,000) and zero (-0-) shares of our common stock, respectively.

Before consummation of the Exchange Agreement Mr. Namer and Ms. Nalewaik each owned 40.44% of the issued and outstanding EOSF common stock.  After consummation of the Exchange Agreement, Mr. Namer and Ms. Nalewaik each held zero (-0-) shares  and zero percent (0.00%) of the issued and outstanding shares of EOSF common stock.

Before consummation of the Exchange Agreement, Mr. Namer held 33.33% of the issued and outstanding shares of our common stock and Ms. Nalewaik held 0.00% of the issued and outstanding shares of our common stock.  After consummation of the Exchange Agreement Mr. Namer held 39.66% of the issued and outstanding shares of our common stock and Ms. Nalewaik held 36.07% of the issued and outstanding shares of our common stock.

Description of Business, Principal Products, Services

Our wholly-owned subsidiary, Eye On South Florida, Inc., was incorporated in the State of Florida on January 18, 2013.  EOSF is actively engaged in the acquisition, development, production and distribution of television and multi-media programming content that is for the people and by the people, thus giving a voice back to communities with good news and entertainment that is conducive to society. Once the Company “green lights” a production, the business aggressively produces, distributes, and markets the content to the general public in each target area, utilizing ~~proprietary technology, to~~ and delivers content to tens of millions of viewers through all communication mediums from our multi-tiered platforms, located in South Florida.

EOMN is distributing its content thru the available delivery companies listed below: These statistics are available on Wikipedia and Nielsen ratings.

a. COMCAST: the largest cable television company in the United States with over 22 million subscribers.

b. DIRECT TV, LLC: As of December 2012, DirecTV had 35.56 million subscribers.

c. DISH TV: As of October 2012, Dish TV had 13 million subscribers.

d. Roku network on March 5 2013, announced 5 million subscribers.

These distribution delivery companies do not include the international markets of China, South America and Africa, which we intend to target for additional distribution of our content.

The Company subsidiary, Eye On South Florida, Inc. is a fully operational television network appearing over the air on Channel 16 Florida and widely viewed on the internet and all mobile devices.  The viewing area of Channel 16 extends from Vero Beach, Florida through West Palm Beach, Fort Lauderdale, Miami to Key West and west Martin County Florida which comprises approximately 2,800,000 households.  We also distribute streaming content separately on the internet through our website www.channel16live.com.  For example, over the weekend of April 26-27, 2014, we covered the La Martina Miami Beach Polo World Cup.  There were seven different advertisers for this event that are paying us for publication of their advertisements. We currently distribute our news and event coverage content to DIRECTV, DISH TV and the Roku network.  There is no written agreement with Comcast.  As is customary in the industry, our content is sold through a media broker to the above networks.  Our independent media buyer/broker is IHN Media Services, LLC of San Antonio, Texas.  We have no ownership interest in such company.  The agreement for services with IHN Media Services, LLC is verbal.  The material terms are that certain services in connection with Company's planning, preparing and placing of advertising for the Company as follows:

a.

Analyze present and potential television marketing and advertising opportunities; and

b.

Provide television advertising on all cable carries including, but not limited to, Time Warner, Comcast, Cox, Verizon FIOS, Bright House Cable, Sudden Link, Grande, WOW Cable) with such services to include all broadcast stations as well as all ad-supported cable networks and syndicated programming; and

c.

Provide all of its services at fair and competitive rates in markets both locally and nationally; and

d.

Negotiate for appropriate weekly/monthly media schedules at the lowest possible media costs for the Company’s advertising purposes; and.

e.

Provide Company with written schedules of all media time placements made for the Client indicating the national and local media that is selected, and the dates, days, times, and costs of that media. Company will be given the opportunity to approve all advertising schedules for placement by Agency; and

f.

Agency will provide the Company with weekly, monthly, or flight invoices for the gross amount of media time that is purchased for the Client’s advertising purposes; and

g.

Identify and procure clients for Company that seek advertising on its or other media networks and seek commercials that Company can produce for them for a fee.

The Company will pay the Agency for its services on a monthly basis. Amounts paid for the Agency’s services will vary from region to region where the Company’s content is distributed. ~~The viewing area of Channel 16 extends from Vero Beach, Florida through West Palm Beach, Fort Lauderdale, Miami to Key West and west Martin County Florida which comprises approximately 2,800,000 households.~~

For a thorough listing of the types of television content we produce visit our website at www.eyeonsouthflorida.com.  Selected examples of the types of products and services we provide include:

•

Creation of television news and event coverage content for several charities including non-profit Children’s Diagnostic & Treatment Center in Ft. Lauderdale, Florida, non-profit Go Riverwalk Fort Lauderdale, non-profit Guardian Behavioral Health Foundation in Ft. Lauderdale, Florida, non-profit Seafarer’s House in Ft. Lauderdale, Florida and, non-profit Unicorn Children’s Foundation in Boca Raton, Florida; and

•

Event coverage of various artistic and entertainment events including the Palm Beach International Film Festival 2014, the Miami International Film Festival 2014, The Sundance Film Festival 2014 in Park City, Utah and Ban Cancer Concert 2014 hosted by the Richard J. Fox Foundation, the Delray Beach Garlic Festival, the 3rd Annual Stone Crab & Seafood Festival-Ft. Lauderdale and, the 26th Annual Las Olas Art Fair – Ft. Lauderdale, and the John Offerdahl Gridiron Grill-Off 2013; and

•

Creation of documentary series including “Cooking With Fire” (about firefighter cooking contest), series on human trafficking with involvement of the Wasie Foundation of Ft. Lauderdale, and a documentary series regarding Wayne and Marti Huizenga; and

•

Creation of commercials for various types of businesses including, for example, attorneys, doctors, dermatologists and motor vehicle dealerships.

EOSF is generating revenue from banner advertisements on our website (www.eyeonsouthflorida.com), commercial productions, event planners, corporate videos, infomercials, public announcements, pay-per-view live broadcasted transmissions and advertisers, desiring to promote their productions, events and brands alongside the various distribution mediums, whereby content is being aired and/or shared via any and all mediums that the network controls. In addition, the Company is generating revenue from other production companies and/or television networks that request on-site filming and/or our original feeds with the use of our  communication technology and equipment. Among these types of programming is “feel good” programming and transmission that we produce and other stations want, due to the type of news and entertainment in the community that we promote.  Eye On South Florida has been assisting and providing valuable airtime pro-bono to non-profit organizations with sponsored ads, in order to promote their fund raising events for important causes in the community.  Some of our clients currently include Hard Rock Hotel & Casino, AutoNation, Florida Metro Rail, Fort Lauderdale Chamber of Commerce, Shino Bay Dermatology, DelVecchio Pizza and Universal Insurance.

The EOSF Network is producing and distributing original news as it unfolds, along with live and live on tape entertainment programming specials and content that delivers what main stream does not, to include informative educational programming for people of all ages in the community, by way of all its vertically integrated communication mediums. Other sources of revenue such as branded merchandising and/or licensing fees derived from sharing original programming content with other affiliate TV and Satellite stations are being considered.

EOSF distribution platforms include conventional network television, over the air digital, cable television, as well as satellite networks. ~~, presently covering 98% of the populated world.~~ Our technology of simulcasting, delivers content to all mediums, e.g.: web, mobile phones, tablets and any smart device with 4G or wireless connectivity, thus providing a wide array of original content programming, news, marketing merchandising, advertising and distribution.

Each EOSF medium has its own advertising rates and revenue models, depending on the production clients’ and advertisers’ preferred demographics and target markets. In addition, EOSF will seek to receive licensure fees from the use of any technology that is sub-contracted under a co-production agreement, coupled with ongoing royalties from original programming and merchandising that the network negotiates and sells via any and all mediums that the network controls. Pay-Per-View, live streaming productions are another source of revenue for EOSF and each transmission, utilizing all of our tools and solutions that will be marketed and promoted for optimum results.

The EOSF television and multi-media content development and production slate will be financed by the revenues derived from its own media content, commercial production services, advertiser’s revenues, licensing fees and distribution capabilities. Additional revenue will be derived through selling programming and developing quality productions whether originally produced, or co-produced with other producers and clients interested in producing their own content for distribution in any of the EOSF Television & Multi-Media mediums that the Network controls.

The business is developing programming which we believe will provide all of the necessary capital for the development of our projects. Upon receiving the necessary capital, the business will be able to operate at the current demand level as well as continue to produce programming, according to comprehensive budgets and be able to solicit advertisers to participate in versatile mediums in return for multiple revenue streams.  Each of our productions, whether consisting of commercials or programming of any kind, has a separate financial budget. Each production leverages this business value and generates more capital for ongoing operations of the Company.

EOSF management wants to ensure that it develops the proper content for the proper advertisers and distribution channels, before it heavily engages in the production of original programming for this business. In the meantime, the EOSF Network is currently airing content 24/7 in all of the channels that the Network currently controls including, but not limited to, archiving community news and entertainment within its www.eyeonsouthflorida.com Internet portal, hence generating unprecedented viewers from the world wide web, while promoting the brand and the advertisers whom have already entrusted us to promote their brands alongside the EOSF Network.

Distribution Methods Of The Products and Services

We are currently distributing our products and services via television in our local DMA, as well as internet and various other delivery mechanisms and portals.  “DMA” means “Designated Market Areas” as per the Nielsen ratings. As of January 1, 2014 and used throughout the 2013-2014 television season below are the rankings.

Below is the Rank Designated Market Area (“DMA”) TV Homes (100% of U.S.) representing the top 18 DMA’s.

Household’s

% of US

1  New York

7,461,030

6.442

2  Los Angeles

5,665,780

4.892

3  Chicago

3,534,080

3.052

4  Philadelphia

2,963,500

2.559

5  Dallas-Ft. Worth

2,655,290

2.293

6  San Francisco-Oak-San Jose

2,518,900

2.175

7  Boston (Manchester)

2,433,040

2.101

8 Washington, DC (Hagrstwn)

2,412,250

2.083

9  Atlanta

2,375,050

2.051

10  Houston

2,289,360

1.977

11  Detroit

1,856,400

1.603

12  Phoenix (Prescott)

1,855,310

1.602

13  Seattle-Tacoma

1,847,780

1.596

14  Tampa-St. Pete (Sarasota)

1,827,510

1.578

15  Minneapolis-St. Paul

1,748,070

1.509

16  Miami-Ft. Lauderdale

1,663,290

1.436

17  Denver

1,574,610

1.360

18  Orlando-Daytona Bch-Melb

1,490,380

1.287

We currently distribute our media content in the Miami-Ft. Lauderdale DMA.  The viewing area of Channel 16 extends from Vero Beach, Florida through West Palm Beach, Fort Lauderdale, Miami to Key West and west Martin County Florida which comprises approximately 2,800,000 households.

Competitive Business Conditions And The Smaller Reporting Company’s Competitive Position In The Industry And Methods Of Competition

We believe that our competitors usually give people in the communities programming which is of negative impact and which does not engage them. Few channels cover the positive things that the community is doing to help the less fortunate, or even to help themselves. Cable Networks specialize in specific genres and usually have great overheads and liabilities to contend with, in order to fulfill their programming agendas, while meeting the demands of advertisers. Additionally, most of the current news media networks show bias for one side or the other, whether it is the liberal point of view or the conservative point of view. Our goal is to serve all sides of the equation with equal opportunity news and entertainment programming for all opinions and voices in each community that we reach.

EOSF covers and promotes up-lifting and empowering content, as well as promotion of proactive safety matters and public announcements. In each market, there are different needs in the community and the people and their issues have a right to be heard! The essence of EOSF Network is to bring people together that is by them and for them.

The use of our ~~proprietary~~ software technology provides EOSF many solutions when it comes to attracting viewers to watch our TV stations, live streaming programming, smart device promotions and/or to engage in its website portals that promote their EYE On Network content. For example www.eyeonsouthflorida.com delivers simultaneous live streaming in between live events and makes it possible for vast amounts of traffic to be generated, long after the events are archived on the websites.

EOSF is currently positioned in South Florida as a leader in its genre, as we continue to be the voice of the people, giving them back what they want and need in their communities. The EYE On brand will continue to offer non-profit organizations and their sponsored advertisers a medium from which to promote their production events. Sponsored brands can broaden their audience, especially during live streaming events, which are open to hundreds of millions of viewers from the World Wide Web. News like this does not get around to mainstream media, but at EOSF it does matter and it will always matter because it is what we do! We have no direct competition with the type of alternative programming we produce, benefiting the community and non-profit organizations. As a matter of fact, other main stream media networks have solicited us to re-broadcast our content on their networks, because they now started to see the importance of what we are doing and more important how the community has reacted!

Our strategy is to be a resource for other media networks to continue to approach our organization, as a source of content for their programming. We will accomplish this by making sure that we are on the cutting edge of communication, community news and entertainment and new technology. Our platform is designed to give the advertisers multiple ways and methods to broadcast their commercial messages and promote their brands to a wide audience with ease and efficiency, which translates into a time saving and more cost efficient method of producing and distributing commercial advertising and content to all the targeted people, places and even things, which will equate to a better ROI.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

As EOSF develops its programming property portfolio, management fully intends to license and develop strategic relationships with affiliate networks and or satellite cable networks that desire to participate in licensing EOSF’s slate of original programming. If our marketing campaigns are successful, we will be able to offer licensing of our trademarked and copyright protected proprietary works, to include new and innovative communication platforms designed to distribute content by way of versatile and vertically integrated mediums as described herein as a part of this business plan to other Networks and communication and technology service providers worldwide. Said proprietary works will be made available to other businesses and as such the fees and licensing percentages will greatly increase our profitability.

Number Of Total Employees And Number Of Full-Time Employees

At this time, the Company has five part-time contracted employees.

How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months?

Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct a private offering under Section 4(2) of the Securities Act of 1933.

In the event we raise additional capital, we will be able to implement our expansion in accordance with our business plan.  We anticipate that we will use the funds raised to fund marketing activities and working capital.  Our failure to market and promote our services will harm our business and future financial performance.  If we are unable to expand our operations within the next twelve months, we will likely see a decrease in the ability of increasing our revenues.  We cannot guarantee that additional funding will be available on favorable terms, if at all.  If adequate funds are not available, then we may not be able to expand our operations.  If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses.  Our director has verbally agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement our CEO has agreed to only the return of his capital with no interest or other consideration. Thus far there has not been any need for funds beyond the $6,000 in loans previously provided to the Company by our CEO, Jack Namer. In the event we require additional funding in the form of loans from our CEO, we do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes.

The implementation of our business strategy is estimated to take approximately 12-18 months. Currently we have only a few paying clients. Some of our clients currently include Hard Rock Hotel & Casino, AutoNation, Florida Metro Rail, Fort Lauderdale Chamber of Commerce, Shino Bay Dermatology, DelVecchio Pizza and Universal Insurance.  However, our CEO has been in the television media industry for many years (as further described in table 3 on page 26) and has commenced making initial contact with his previous associates.  Once we are able to secure additional funding, implementation of our business strategy will begin immediately.  We anticipate that it will take 30 days to be in a stage of full operational activity to gain additional clients. The major parts of the strategy to be immediately implemented will be the sales and marketing and office equipment and human resource procurement.

Our lack of revenues has affected the Company directly. Without a strong or known market demand, it was considered a risk to expand in any new geographical areas, since there was realistic probability that costs would not be recovered upon completion and sales generated.

Summary of product research and development

We are not currently nor do we anticipate in the future to be conducting any research and development activities.

Marketing

We have developed a multi-pronged, targeted marketing program aimed at informing potential customers of the Company’s services.

Internet Promotions

We will utilize our website and email database for both educational and promotional activities. We will promote all of our upcoming company events such as workshops, seminars, business clubs, etc. and include testimonials from our client base. Our primary means of promoting the website is the registration with all major and most minor search engines, insuring that web users are directed to the site when they search for information regarding business consulting.  Finally, the Company’s web address will be featured on all printed materials, including advertisements, stationary, etc.

Strategic Alliances

We will gain a significant amount of leads through developing strategic alliance relationships with companies offering complimentary services and products to the small to medium size business markets. This will enable us to market its services into the customer database of the partnering company leveraging the trust developed between the strategic partner and their customers.

Description of Property

We do not own any real property.  Our offices are currently located at 1500 NW 65th Avenue, Plantation, Florida 33313.

We do not believe that we will need to obtain additional office space at any time in the foreseeable future, approximately 6 months, until our business plan is more fully implemented.

Legal Proceedings

We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

Our common stock is not quoted or traded on any quotation medium at this time.  We intend to apply to have our common stock included for quotation on the Over-The-Counter Bulletin Board (“OTC Bulletin Board”).  There can be no assurance that an active trading market for our stock will develop.  If our stock is included for quotation on the OTC Bulletin Board, price quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations in television media production, new sales formats, or new services by us or our competitors, changes in financial estimates by securities analysts, announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control.  In addition, the stock market in general  has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance.  Consequently, future announcements concerning us or our competitors, litigation, or public concerns as to the commercial value of one or more of our products or services may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to operating results.  These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

At the present time we have no outstanding options or warrants to purchase securities convertible into common stock.

There are 26,635,000 shares of issued and outstanding common stock that could be sold according to Rule 144 that we have not agreed to register for resale, including 21,000,000 shares that are beneficially owned by our current officers, directors and affiliated persons. Eleven million (11,000,000) shares of common stock are held by our President and director, Jack Namer.  A brief description of Rule 144 follows:

The common stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by an  ”affiliate.”  An “Affiliate” is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer.  The definition of an “Affiliate” is critical to the operation of Rule 144, promulgated under the Securities Act.  Rule 144 provides for restrictions on the amount of securities that can be sold by an affiliate during a given period of time.  In general, pursuant to Rule 144, a shareholder who has satisfied a six month holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale.  Further, Rule 144 permits, under certain circumstances, the sale of securities, without any quantity limitation, by our shareholders who are not affiliates and who have satisfied a one-year holding period.

As a former “shell company”, the limitation on public re-sales of our issued, restricted securities by our shareholders includes a prohibition against the use of SEC Rule 144 until such time as the conditions set forth in Rule 144(i) are met.  Rule 144(i) provides that if the issuer of the securities previously had been a shell company but has ceased to be a shell company and is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

Cash dividends have not been paid since inception.  In the near future, we intend to retain any earnings to finance the development and expansion of our business.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future.  The declaration and payment of cash dividends by us are subject to the discretion of our board of directors.  Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the board of directors.  We are not currently subject to any contractual arrangements that restrict our ability to pay cash dividends.

We have forty-six (46) stockholders of record of our common stock as of April 17, 2014.

Impact of the “Penny Stock” Rules on Buying or Selling Our Common Stock

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.

Trading in our common stock will be subject to the “penny stock” rules.

Reports to Security Holders

We currently are required to file periodic reports and other information with the U.S. Securities and Exchange Commission (“SEC”).  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

We are not required by Florida law to provide annual reports.  At the request of a shareholder, we will send a copy of an annual report which will include audited financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.  The management’s discussion, analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

Our Business Overview

Eye On Media Network, Inc. is a company that was incorporated in the State of Florida on August 2, 2013.  Since inception on August 2, 2013, the Company has been engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination with an existing company.  The business purpose of the Company had been to seek the acquisition of or merger with, an existing company.  The Company selected August 31 as its fiscal year end.  On September 3, 2013 we filed a Registration Statement on Form 10-12G with the United States Securities and Exchange Commission.  We are a reporting company and file all reports required under sections 13 and 15d of the Exchange Act.  On January 22, 2014 we entered into share exchange agreements with the shareholders of Eye On South Florida, Inc. (“EOSF”), pursuant to which we acquired all of the issued and outstanding capital stock of EOSF.  EOSF is now a wholly-owned subsidiary of our Company.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions included:

(i)

A requirement to have only two years of audited financial statements and only two years of related Management Discussion & Analysis disclosures;

(ii)

Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

(iii)

Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

(iv)

No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens, which are also available to us as a smaller reporting company as defined under Rule 12b-2of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  We are choosing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.  This election allows our Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) which issued more than $1 billion in non-convertible debt during the preceding three-year period.

Business of Issuer

As of August 31, 2013, the Company, based on proposed business activities, was a “blank check” company.  The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualified as a “shell company,” because it had no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  As of August 31, 2013, the Company had not entered into any definitive agreement with any party, nor had there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company.  On January 22, 2014, the Company entered into Share Exchange Agreements (collectively referred to as the “Exchange Agreement”) with the shareholders (“Shareholders”) of Eye On South Florida, Inc. Pursuant to the Exchange Agreement, the Shareholders agreed to exchange each of their shares of EOSF common stock (the “Target Shares”) for one (1) share of restricted common stock of the Company.  The Shareholders collectively held a total of 24,725,000 Target Shares.   The Shareholders are all friends, business associates or family members of our sole officer and director, Jack Namer.  Each Shareholder is a sophisticated investor and except as otherwise designated, was a founding member or vendor of EOSF.  As of the consummation of the Exchange Agreements, EOSF became a wholly-owned subsidiary of the Company. Our principal business activities are now conducted through our operation of EOSF.

Consideration for the Exchange Agreement consisted of one share of restricted common stock of the Company for each Target Share tendered by the Shareholders in the exchange.  A total of 24,725,000 shares of restricted Company common stock were issued to forty-three (43) Shareholders for the Target Shares. The receipt of the Target Shares by the Company was determined by the Company Board of Directors to constitute adequate consideration for issuance of the Company common stock as a result of the value of the assets of EOSF. Prior to the execution of the Exchange Agreement there were three million (3,000,000) shares or our common stock issued and outstanding.  Upon completion of the transaction involving the Exchange Agreement, there were 27,725,000 shares of our common stock issued and outstanding.  The acquisition was accounted for by the Company as a reverse merger wherein an operating, private company (Eye on South Florida, Inc.) was acquired by the Registrant, which was previously a “blank check company”

Our subsidiary, Eye On South Florida, Inc. was incorporated in the State of Florida on January 18, 2013.  EOSF is actively engaged in the acquisition, development, production and distribution of television and multi-media programming content.

EOSF is generating revenue from banner advertisements on our website (www.eyeonsouthflorida.com), commercial productions, event planners, corporate videos, infomercials, public announcements, pay-per-view live broadcasted transmissions and advertisers, desiring to promote their productions, events and brands alongside the various distribution mediums. In addition, the Company is generating revenue from other production companies and/or television networks that request on-site filming and/or our original feeds with the use of our  communication technology and equipment. Eye On South Florida has been assisting and providing valuable airtime pro-bono to non-profit organizations with sponsored ads, in order to promote their fund raising events for important causes in the community.  Some of our clients currently include Hard Rock Hotel & Casino, AutoNation, Florida Metro Rail, Fort Lauderdale Chamber of Commerce, Shino Bay Dermatology, DelVecchio Pizza and Universal Insurance.

EOMN is distributing its content thru the available delivery companies listed below: These statistics are available on Wikipedia and Nielsen ratings.

a. COMCAST: the largest cable television company in the United States with over 22 million subscribers.

b. DIRECT TV, LLC: As of December 2012, DirecTV had 35.56 million subscribers.

c. DISH TV: As of October 2012, Dish TV had 13 million subscribers.

d. Roku network on March 5 2013, announced 5 million subscribers.

These distribution delivery companies do not include the international markets of China, South America and Africa, which we intend to target for additional distribution of our content.

The Company subsidiary, Eye On South Florida, Inc. is a fully operational television network appearing over the air on Channel 16 Florida and widely viewed on the internet and all mobile devices.  The viewing area of Channel 16 extends from Vero Beach, Florida through West Palm Beach, Fort Lauderdale, Miami to Key West and west Martin County Florida which comprises approximately 2,800,000 households.  We also distribute streaming content separately on the internet through our website www.channel16live.com.  For example, over the weekend of April 26-27, 2014, we covered the La Martina Miami Beach Polo World Cup.  There were seven different advertisers for this event that are paying us for publication of their advertisements. We currently distribute our news and event coverage content to DIRECTV, DISH TV and the Roku network.  There is no written agreement with Comcast.  As is customary in the industry, our content is sold through a media broker to the above networks.  Our independent media buyer/broker is IHN Media Services, LLC of San Antonio, Texas.  We have no ownership interest in such company.  The agreement for services with IHN Media Services, LLC is verbal.  The material terms are that certain services in connection with Company's planning, preparing and placing of advertising for the Company as follows:

a.

Analyze present and potential television marketing and advertising opportunities; and

b.

Provide television advertising on all cable carries including, but not limited to, Time Warner, Comcast, Cox, Verizon FIOS, Bright House Cable, Sudden Link, Grande, WOW Cable) with such services to include all broadcast stations as well as all ad-supported cable networks and syndicated programming; and

c.

Provide all of its services at fair and competitive rates in markets both locally and nationally; and

d.

Negotiate for appropriate weekly/monthly media schedules at the lowest possible media costs for the Company’s advertising purposes; and.

e.

Provide Company with written schedules of all media time placements made for the Client indicating the national and local media that is selected, and the dates, days, times, and costs of that media. Company will be given the opportunity to approve all advertising schedules for placement by Agency; and

f.

Agency will provide the Company with weekly, monthly, or flight invoices for the gross amount of media time that is purchased for the Client’s advertising purposes; and

g.

Identify and procure clients for Company that seek advertising on its or other media networks and seek commercials that Company can produce for them for a fee.

The Company will pay the Agency for its services on a monthly basis. Amounts paid for the Agency’s services will vary from region to region where the Company’s content is distributed. ~~The viewing area of Channel 16 extends from Vero Beach, Florida through West Palm Beach, Fort Lauderdale, Miami to Key West and west Martin County Florida which comprises approximately 2,800,000 households.~~

For a thorough listing of the types of television content we produce visit our website at www.eyeonsouthflorida.com.  Selected examples of the types of products and services we provide include:

•

Creation of television news and event coverage content for several charities including non-profit Children’s Diagnostic & Treatment Center in Ft. Lauderdale, Florida, non-profit Go Riverwalk Fort Lauderdale, non-profit Guardian Behavioral Health Foundation in Ft. Lauderdale, Florida, non-profit Seafarer’s House in Ft. Lauderdale, Florida and, non-profit Unicorn Children’s Foundation in Boca Raton, Florida; and

•

Event coverage of various artistic and entertainment events including the Palm Beach International Film Festival 2014, the Miami International Film Festival 2014, The Sundance Film Festival 2014 in Park City, Utah and Ban Cancer Concert 2014 hosted by the Richard J. Fox Foundation, the Delray Beach Garlic Festival, the 3rd Annual Stone Crab & Seafood Festival-Ft. Lauderdale and, the 26th Annual Las Olas Art Fair – Ft. Lauderdale, and the John Offerdahl Gridiron Grill-Off 2013; and

•

Creation of documentary series including “Cooking With Fire” (about firefighter cooking contest), series on human trafficking with involvement of the Wasie Foundation of Ft. Lauderdale, and a documentary series regarding Wayne and Marti Huizenga; and

•

Creation of commercials for various types of businesses including, for example, attorneys, doctors, dermatologists and motor vehicle dealerships.

Plan of Operation

Our plan of operation for the next twelve months will be to expand our client base. As we continue to grow we will need to raise additional funds. We do anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. We intend to continue to use the income from our current clients to continue to meet our operating expenses. We do not have need for the purchase of any property or equipment at this time. We will not have any significant changes in the current number of employees.

Our director has verbally agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement our CEO has agreed to only the return of his capital with no interest or other consideration. Thus far there has not been any need for funds beyond the $6,000 in loans previously provided to the Company by our CEO, Jack Namer.  In addition, our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 2 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

While a strategic and wisely executed marketing campaign is key to expanding our customer base; providing new, cutting-edge, innovative strategies developed and implemented for our clients, will provide a solid platform upon which our operations will continue to grow and deliver long-term success. There is no guarantee that we will be able to fund the Company’s expenses out of operations. In that case our CEO has agreed to fund the projects. We also will most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.

Results of Operations For Eye On Media Network, Inc.

Results of Operations for the period ending August 31, 2013.

Revenues

The Company had no revenues ($0.00) during the period August 2, 2013 (inception) through August 31, 2013

Operating Expenses

Total Expenses.  Total expenses for the period ending August 31, 2013 was $500.  Total expenses consisted of professional fees of $500.  Total expenses consisted of legal fees associated with the registration statement on Form 10.

Financial Condition

Total Assets.  Total assets at August 31, 2013 were $5,500.  Total assets consist of cash of $5,500 and prepaid expense of $3,000.  Total assets were due to cash received via subscription agreements and proceeds from a related party loan.

Total Liabilities.  Total liabilities at August 31, 2013 were $3,000.  Total liabilities consist of a related party loan of $3,000.  Total liabilities were due to the related party loan to the Company.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss for the period ending August 31, 2013 of $500.  The Company has an accumulated loss of $500 during the period August 2, 2013(inception) through August 31, 2013.  Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of services.  These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due.  At August 31, 2013 we had working capital deficit of $500.  Our working capital deficit is due to the results of operations.

Net cash used in operating activities for the period ending August 31, 2013 was ($3,500).

Net cash provided by financing activities for the period ending August 31, 2013 was $6,000.  Net cash provided by financing activities is from the proceeds of stock sales and a related party loan.

Results of Operations for three months ended February 28, 2014

Revenues

Total Revenue.  Total revenues for the three months ended February 28, 2014 and 2013 were 5,000 and $8,355, respectively.  We generate 50% of our revenue in production, 30% banner advertising and 20 to distribution through other outlets, e.g.: COMCAST.”  As is customary in the industry, our content is sold through a media broker to networks.  Our independent media buyer/broker is IHN Media Services, LLC of San Antonio, Texas.”

Expenses

Total Expenses.  Total expenses for the three months ended February 28, 2014 and 2013 were $216,317 and $66,032.  Total expenses consisted of professional fees of $28,393 and $9,004, general and administrative expenses of $41,188 and $15,436 and depreciation of $146,736 and 41,592.  Total expenses were the result of operations.

Results of Operations for six months ended February 28, 2014

Revenues

Total Revenue.  Total revenues for the six months ended February 28, 2014 and 2013 were $21,150 and 8,355, respectively.

Expenses

Total Expenses.  Total expenses for the six months ended February 28, 2014 and 2013 were $303,302 and $66,032.  Total expenses consisted of professional fees of $39,444 and $9,004, general and administrative expenses of $63,809 and $15,436 and depreciation of $200,049 and $41,592.  Total expenses were the result of operations.

Financial Condition

Total Assets.  Total assets at February 28, 2014 were $1,815,820.  Total assets consist of cash of $32,403, other current assets of $42,667 and property and equipment, net of depreciation in the amount of $1,740,750.  The property and equipment was acquired through the issuance of stock..  The equipment was obtained through a third party vendor. The shares were issued at a 50% discount to present replacement market price.  The amount of stock issued for equipment purchases is recorded on the statement of stockholders’ equity.  The amounts of equipment purchased for stock is also disclosed on the statement of cash flows – supplemental disclosures.

Our subsidiary, Eye on South Florida, acquired the assets used in their operations in early 2013 through three stock transactions as follows.

500,000	Shares	$ 334,146	Aicon
500,000	Shares	$ 163,369	Anamco
1,535,000	Shares	$ 1,535,000	Rahseparian

a.

The intangible asset was acquired by a major shareholder and contributed to the Company.

b.

The initial purchase was recorded at $1 per share which was similar to the amount at which services were being recorded and similar to the amount at which one of the cash sales was recorded.  There was no active market for the stock.

Total Liabilities.  Total liabilities at February 28, 2014 were $11,864.  Total liabilities consist of related party loans of $6,000 and accrued expenses of $5,864.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss for the six months ended February 28, 2014 of $282,152.  The Company has an accumulated loss of $456,930. Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of products. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due.  At February 28, 2014 we had working capital of $63,206.  Our working capital deficit is expected to be used in operations.

Net cash used in operating activities for the six months ended February 28, 2014 was ($52,492).  Net cash used in operating activities includes our net loss, less depreciation, accounts payable, prepaid expense, accrued salaries.

Net cash provided by investing activities for the six months ended February 28, 2014 was $2,450.  The cash provided by investing activities was cash acquired in the reverse merger for stock.

Net cash provided by financing activities for the six months ended February 28, 2014 was $33,000.  Net cash provided by financing activities are proceeds from the issuance of common stock for $33,000.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing.  However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.  Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 2 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

We have no known demands or commitments and are not aware of any events or uncertainties that will result in or that are reasonably likely to materially increase or decrease our current liquidity.

We are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

Capital Resources.

We had no material commitments for capital expenditures as of February 28, 2014.

Results of Operations For Eye On South Florida, Inc.

The information below relates to the operations of Eye On South Florida, Inc., our wholly-owned subsidiary acquired on January 22, 2014.

Results of Operations for the period January 18, 2013 (date of inception) through August 31, 2013.

The Company was organized as of January 18, 2013.  Due to the limited operations and the date of inception of January 18, 2013, the results of operations for the year ended August 31, 2013 are not comparable to a prior period.

Revenues.

Total Revenue.  Total revenues for the period January 18, 2013 (date of inception) through August 31, 2013 were $25,317.

Operating Expenses.

Total Operating Expenses.  Total operating expenses for the period January 22, 2013 (date of inception) through August 31, 2013 were $200,095.  Total operating expenses consisted of contract labor of $39,242, professional fees of $27,286, general and administrative expenses of $7,531 and depreciation of $126,036.

Financial Condition.

Total Assets.  Total assets at August 31, 2013 were $1,971,104.  Total assets consist of cash and cash equivalents in the amount of $49,445, accounts receivable of $4,600, notes receivable of $1,000 and prepaid expenses of $9,580.

Total Liabilities.  Total liabilities at August 31, 2013 were $767.  Total liabilities consist of accrued expenses of $767.

Liquidity and Capital Resources.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss of ($174,778) for the year ended August 31, 2013.  Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of products. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due.  At August 31, 2013 we had working capital of $63,858.  Our working capital is from the results of operations.

Net cash used in operating activities for the period January 18, 2013 (date of inception) through August 31, 2013 was ($35,156).  Net cash used in operating activities includes our net loss, accounts receivable, prepaid expenses and other current assets as well as accrued expenses and current liabilities.

Net cash provided by financing activities for the period January 18, 2013 (date of inception) through August 31, 2013 was $84,600.  Net cash provided by financing activities includes the proceeds from stock sales of $70,000 and a capital contribution of $14,600.

Results of Operations for three months ended November 30, 2013

Revenues

Total Revenue.  Total revenues for the three months ended November 30, 2013 were $16,150.

EOSF is generating revenue from banner advertisements on our website (www.eyeonsoutflorida.com), commercial productions, event planners, corporate videos, infomercials, public announcements, pay-per-view live broadcasted transmissions and advertisers, desiring to promote their productions, events and brands alongside the various distribution mediums, whereby content is being aired and/or shared via any and all mediums that the network controls. In addition, the Company is generating revenue from other production companies and/or television networks that request on-site filming and/or our original feeds with the use of our ~~proprietary~~  communication technology and equipment. Among these types of programming is “feel good” programming and transmission that we produce and other stations want, due to the type of news and entertainment in the community that we promote.  Eye On South Florida has been assisting and providing valuable airtime pro-bono to non-profit organizations with sponsored ads, in order to promote their fund raising events for important causes in the community.  Some of our clients currently include Hard Rock Hotel & Casino, AutoNation, Florida Metro Rail, Fort Lauderdale Chamber of Commerce, Shino Bay Dermatology, DelVecchio Pizza and Universal Insurance.

Expenses

Total Expenses.  Total expenses for the three months ended November 30, 2013 were $86,985.  Total expenses consisted of professional fees of $11,051, contract labor of $13,479, general and administrative expenses of $9,142 and depreciation of $53,313.  Total expenses were the result of operations.

Financial Condition

Total Assets.  Total assets at November 30, 2013 were $1,936,889.  Total assets consist of cash of $37,643, accounts receivable of $6,400, notes receivable of $1,000, prepaid expenses of $3,830 and property and equipment of $1,888,016.

Total Liabilities.  Total liabilities at November 30, 2013 were $3,067.  Total liabilities consist of accrued expenses of $3,067.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss for the three months ended November 30, 2013 of $70,835.  The Company has an accumulated loss of $245,613 from January 18, 2013 (date of inception) through November 30, 2013.  Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of products. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due.  At November 30, 2013 we had working capital of $45,806.  Our working capital is due to the results of operations.

Net cash used in operating activities for the three months ended November 30, 2013 was ($11,272).  Net cash used in operating activities includes our net loss, accounts payable, prepaid expense, accrued expenses and current liabilities.

Net cash used in investing activities for the three months ended November 30, 2013 was ($530).

Net cash provided by financing activities for the three months ended November 30, 2013 was $0.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing.  However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.  Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 3 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

We are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

Capital Resources.

We had no material commitments for capital expenditures as of August 31, 2013.

Off-Balance Sheet Arrangements

We have made no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Directors and Executive Officers

Table 3.0 Directors and Executive Officers

Name	Age	Position
Jack Namer (1)	63	President, Chief Executive Officer, Treasurer, Secretary, Principal Executive Officer and Principal Accounting Officer, Director (1)

(1) Jack Namer will serve as a director until the next annual shareholder meeting.

Jack Namer, President, Chief Executive Officer, Treasurer, Secretary, Principal Executive Officer, Principal Accounting Officer and Director.

From 2011 through the present, Mr. Jack Namer has been the Chief Executive Officer for Eye On South Florida.com, which was incorporated as Eye On South Florida, Inc. in January 2013. Mr. Namer has been responsible for the development from inception of a concept for the real-time broadcast quality delivery via the Internet and all existing smart devices. He also has been engaged in arranging and delivering low-power television transmission of current events for non-profit entities and organizations. These events include black-tie fundraising events, press conferences and the like.  Mr. Namer intends to use his past experience in the television marketplace for developing content on a national basis for all affinity groups to facilitate delivery of their respective messages.

From 2006 through 2011, Mr. Namer was employed as the Chief Executive Officer for BlackBook2.com, LLC in Fort Lauderdale Florida.  Mr. Namer developed and implemented the Internet portal for BlackBook2.com.  His responsibilities with the company included portal development and pricing; development of website coding and e-commerce techniques; negotiating contracts with advertisers; negotiating strategic contracts with various high-profile Internet search engines to drive viewers to the company portal; and negotiating stock-purchase acquisitions of various telecommunications companies. Mr. Namer sold the controlling interest of BlackBook2.com, Inc. to a public company in May, 2011.

Throughout Mr. Namer’s business career, he has been substantially involved in mergers and acquisitions involving various companies with which he has been associated.  As a result of this vast business experience spanning in excess of 25 years, we believe that Mr. Namer is very well suited to serve as the Chief Executive Officer for our Company.

Significant Employees.  None.

Family Relationships.  None.

Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders of decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Company during the past ten years.

The Board of Directors acts as the Audit Committee, and the Board has no separates committees.  The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such expert.  The Company intends to continue to search for a qualified individual for hire.

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the executive officers who served at the end of the period December 31, 2013, for services rendered in all capacities to us.  The listed individuals shall hereinafter be referred to as the “Named Executive Officers.”  Currently, we have no employment agreements with any of our Directors or Officers.  All of our directors are unpaid.  Compensation for the future will be determined when and if additional funding is obtained.

Table 4.1 Summary Compensation Table – Officers

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Salary	Bonus	Stock	Option	Non-equity	Change in Pension Value and Nonqualified	All other Compen- sation	Total
				Awards	Awards	incentive	deferred
						plan	compensation
Name and principal position	Year	($)	($)	($)	($)	compensation ($)	earnings ($)	($)	($)
Jack Namer, President, CEO	2013	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)

There is no employment contract with Mr. Jack Namer at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future. . The amount of value for the services of Mr. Namer was determined by agreement for shares in which he received as a founders for (1) control (2) willingness to serve on the Board of Directors and (3) participation in the foundational days of the corporation. The amount received by Mr. Namer is not reflective of the true value of the contributed efforts by Mr. Namer and was arbitrarily determined by the company.

Table 4.2 Director Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	Fees	Stock	Option	Non-equity	Change in Pension Value and Nonqualified	All other Compensation	Total
	earned or	Awards	Award(s)	incentive	deferred
	paid in cash			plan compensation	compensation earnings
Name	($)	($)	($)	($)	($)	($)	($)
Jack Namer, President, CEO	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) There is no employment contract with Mr. Namer at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future.

Compensation Committee Interlocks and Insider Participation

Currently, our Board of Directors consists of Mr. Jack Namer. We are not actively seeking additional board members at this time.  At present, the Board of Directors has not established any committees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of shares of our capital stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our capital stock as of April 21, 2014, and our officers and directors, individually and as a group.  Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.  Jack Namer and Amy Nalewaik will not be selling any common stock in the Offering and thus, the amount and percentage of shares of our common stock stated below as being beneficially owned by them will be the same before and after completion of the Offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities.  In accordance with the SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees, if applicable.  Subject to community property laws, where applicable, the persons or entities named in Table 5.0 (See “Selling Security Holders”) have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Table 5.0 Beneficial Ownership

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class	Total Votes
Common Stock
Jack Namer (1) 1500 NW 65th Ave. Plantation, FL 33313	511,000,000 (2)	96.83% (3)	511,000,000 (4)
Amy Nalewaik 1500 NW 65th Ave. Plantation, FL 33313	10,000,000	1.89% (5)	10,000,000
Preferred Stock (6)
Jack Namer 1500 NW 65th Ave. Plantation, FL 33313	50,000,000	100%	500,000,000 (7)

(1)

Jack Namer is our Chief Executive Officer and the sole director for our Company.

(2)

This figure represents the number of shares of common stock beneficially owned assuming that Mr. Namer would have converted all of his Series A Convertible Preferred Stock at the rate of 10 common shares for each share of his preferred stock.

(3)

This figure represents the percentage of shares of common stock beneficially owned assuming that Mr. Namer would have converted all of his Series A Convertible Preferred Stock at the rate of 10 common shares for each share of his preferred stock.

(4)

This figure represents the number of shares of common stock that Mr. Namer could vote in the event that he would have converted all of his Series A Convertible Preferred Stock at the rate of 10 common shares for each share of his preferred stock.  Notwithstanding any potential conversion of the preferred stock to common stock, Mr. Namer may exercise 10 votes per share of the Series A Convertible Preferred Stock in any matter that is put to the shareholders of the Company for a vote.

(5)

This figure represents the percentage of shares of common stock beneficially owned by Amy Nalewaik assuming that Mr. Namer would have converted all of his Series A Convertible Preferred Stock at the rate of 10 common shares for each share of his preferred stock.

(6)

The only class of preferred stock issued and outstanding is the Series A Convertible Preferred Stock.  The Series A preferred stock has 10 votes per share and is convertible into 10 shares of our common stock at the election of the shareholder.

(7)

This figure represents the number of total votes per share of the preferred stock that Mr. Namer possesses and could vote in the event that he has not converted any of his Series A Convertible Preferred Stock.

Transactions with Related Persons, Promoters and Certain Control Persons

In August 2013 the Company issued our CEO, Jack Namer, 1,000,000 shares of common stock at par $0.001 for cash totaling $1,000.  In August 2013 we also issued our two other founders, Newton Berwig and James Fish 1,000,000 shares of common stock each, at par $0.001 for cash totaling $1,000.  On January 10, 2014 we issued Jack Namer 50,000,000 shares of our Series A Convertible Preferred Stock which has 10 votes per share and is convertible into 10 shares of our common stock for each share of preferred stock.  The shares were issued at par value ($0.001) in exchange for services to be rendered by Mr. Namer.

On January 22, 2014, the Company entered into Share Exchange Agreements with the Shareholders of Eye On South Florida, Inc., including our CEO, Jack Namer. Pursuant to the Exchange Agreement, the Shareholders agreed to exchange each of their shares of EOSF common stock for one (1) share of restricted common stock of the Company. The Shareholders collectively held a total of 24,725,000 Target Shares.  Pursuant to the Share Exchange Agreement, Mr. Namer received ten million (10,000,000) shares of our common stock.

Our offices are currently located at 1500 NW 65th Avenue, Plantation, Florida 33313.

37

Director Independence

We do not presently have any independent directors.  We consider independent directors to be individuals who are not employed by the Company in any capacity and who do not have any equity ownership interest in the Company.  Our Board of Directors is comprised of our President and CEO, Jack Namer.  Mr. Namer is currently the majority shareholder of the company’s capital voting stock through his ownership of 11,000,000 shares of common stock and 50,000,000 shares of our Series A Convertible Preferred Stock which has 10 votes per share and is convertible into 10 shares of our common stock for each share of preferred stock. We intend to seek additional independent members for our board of directors when the market conditions improve and we are able to provide compensation for our board of director members.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our Articles of Incorporation do include a provision under Article VIII, to permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Our By-Laws, Article VII, Section 4, do permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Eye On Media Network, Inc., pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

EYE ON MEDIA NETWORK, INC. INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet at August 31, 2013 (audited)	F-3

Statement of Operations for the period August 2, 2013 (date of inception) to August 31, 2013(audited)	F-4

Statement of Changes in Shareholders’ Equity for the period August 2, 2013 (date of inception) to August 31, 2013 (audited)	F-5

Statement of Cash Flows for the period August 2, 2013 (date of inception) to August 31, 2013 (audited)	F-6

Notes to Audited Financial Statements	F-7

Balance Sheets for the periods ending February 28, 2014 (unaudited) and August 31, 2013 (audited).	F-11

Statement of Operations (unaudited) for the three month period ended February 28, 2014 and for the period from August 2, 2013 (inception) through February 28, 2014.	F-12

Statement of Stockholders’ Equity (unaudited) for the period from August 2, 2013 (inception) to February 28, 2014.	F-13

Statements of Cash Flows (unaudited) for the three month period ended February 28, 2014.	F-14

Notes to Financial Statements (unaudited).	F-15

EYE ON SOUTH FLORIDA, INC. INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-18

Balance Sheet at August 31, 2013 (audited)	F-19

Statement of Operations for the period January 18, 2013 (date of inception) to August 31, 2013(audited)	F-20

Statement of Changes in Shareholders’ Equity for the period January 18, 2013 (date of inception) to August 31, 2013 (audited)	F-21

Statement of Cash Flows for the period January 18, 2013 (date of inception) to August 31, 2013 (audited)	F-22

Notes to Audited Financial Statements	F-23

Balance Sheets for the periods ending November 30, 2013 (unaudited) and August 31, 2013 (audited).	F-30

Statement of Operations (unaudited) for the three month period ended November 30, 2013 and for the period from August 2, 2013 (inception) through November 30, 2013.	F-31

Statement of Stockholders’ Equity (unaudited)for the period from August 2, 2013 (inception) to November 30, 2013.	F-32

Statements of Cash Flows (unaudited) for the three month period ended November 30, 2013.	F-33

Notes to Financial Statements (unaudited).	F-34

Pro forma financial statements with notes	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Eye On Media Network, Inc.

We have audited the accompanying balance sheet of Eye On Media Network, Inc (a development stage company) as of August 31, 2013, and the related statement of operations, stockholders’ deficiency, and cash flows for the period from Inception (August 2, 2013) through August 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye On Network Media, Inc. as of August 31, 2013, and the results of its operations and its cash flows for the period from Inception (August 2, 2013) through August 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note B.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants

Clearwater, Florida

September 4, 2013

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

Aug 31, 2013

ASSETS

Current assets
Cash	$2,500
Prepaid expenses	3,000

Total assets	$5,500

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Related loan	3,000

Total current liabilities	3,000

STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; 750,000,000 shares authorized; no shares issued or outstanding	-
Common stock: $0.001 par value; 900,000,000 shares authorized; 3,000,000 shares issued and outstanding	3,000
Additional paid-in capital	-
Deficit accumulated during the development stage	(500)

Total stockholders’ equity	2,500

Total liabilities and stockholders’ equity	$5,500

See accompanying notes to the financial statements

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

	For the period from August 02,2013 (Inception) through August 31, 2013

REVENUE		$-

OPERATING EXPENSES

Professional fees	500
Organization expenses
-
General and administrative	-

Loss before income taxes	(500)

Income tax provision	-

Net loss	$(500)

Net loss per common share – basic and diluted	$(0.00)

Weighted average number of common shares outstanding – basic and diluted	3,000,000

See accompanying notes to the financial statements.

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS' EQUITY

For the Period from August 02, 2013 (Inception) through August 31, 2013

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity

August 02, 2013 (Inception)	-	$-	$-	$-	$-

Common shares issued to founders, August 07, 2013 at $.001 per share	3,000,000	3,000	-	-	3,000

Net loss				(500)	(500)

Balance, August 31, 2013	3,000,000	$3,000	$-	$(500)	$2,500

See accompanying notes to the financial statements.

EYE ON MEDIA NETWORK, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

	For the period from August 02, 2013 (Inception) through August 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(500)

Adjustments to reconcile net loss to net cash used in operating activities:

Increase in prepaid expenses		(3,000)

Net cash used in operating activities		(3,500)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from related party loan		3,000
Issuance of Common Stock		3,000

Net cash from financing activities		6,000

Change in cash during the period		2,500
Cash, beginning of the period		-

Cash, end of the period		$2,500

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid		$-
Taxes paid		$-

See accompanying notes to the financial statements

EYE ON MEDIA NETWORK INC.

(A DEVELOPMENT STAGE COMPANY)

AUGUST 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Operations

EYE ON MEDIA NETWORK INC. (a development stage company) (“EYE” or the “Company”) was incorporated in Florida on August 02, 2013, with an objective to acquire, or merge with, an operating business.   As of August 31, 2013, the Company had not yet commenced any operations.

Note 2 – Significant Accounting Policies

Development stage company

The Company is a development stage company as defined by section 810-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced.  All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  For the period ended August 31, 2013, the Company has had no operations.  As of August 31, 2013, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to acquire an operating company and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The Company may not be sucessful in acquiring an operating Company or raise sufficient capital or secure funds for its operating plan purposes. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Due to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern.

Fiscal year end

The Company elected August 31 as its fiscal year ending date.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Basic and diluted net loss per share

Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. Basic and diluted loss per share are the same due to the absence of common stock equivalents.

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

We have net operating loss carry forwards available to reduce future taxable income. Future tax benefits for these net operating loss carry forwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that we will not realize a future tax benefit, a valuation allowance is established.

Net loss per common share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification.  Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.  There were no potentially dilutive shares outstanding as of August 31, 2013.

Recently issued accounting standards

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Income Taxes

At August 31, 2013, the Company had a net operating loss carry–forward for Federal income tax purposes of $500 that may be offset against future taxable income through 2031  No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying financial statements because the Company believes that the realization of the Company’s net deferred tax assets of $170, calculated at an effective tax rate of 34%, was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance of $170.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

Note 4 – Equity

The Company has been authorized to issue 900,000,000 shares of common stock, $.001 par value.  Each share of issued and outstanding common stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to common stock, as well as in the net assets of the corporation upon liquidation or dissolution.  On August 7, 2013, the Company issued 3,000,000 shares of common stock, at par of $.001, for $3,000.

The Company has been authorized to issue 750,000,000 shares of $.001 par value Preferred Stock.  The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, within certain guidelines established in the Articles of Incorporation.  There have been no preferred shares issued.

Note 5 – Related Party Transaction

As described above, on August 7, 2013, the Company sold 1,000,000 shares of its $0.001 common stock to its sole officer and director of the Company for $1,000 in cash.

The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company has been provided office space by a member of the Board of Directors at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The above amount is not necessarily indicative of the amount that would have been incurred had a comparable transaction been entered into with independent parties.

  The main shareholder (our sole officer and director) has advanced funds for prepaid accounting and legal fees.  These amounts are recorded as shareholder loans.  There are no terms or interest on these short-term advances.

Note 6 – Subsequent Events

Subsequent events have been evaluated through the date of the filing.

EYE ON MEDIA NETWORK CONSOLIDATED BALANCE SHEETS FEBRUARY 28, 2014 and AUGUST 31, 2013
	(UNAUDITED)
ASSETS	February 28, 2014		August 31, 2013

Cash and cash equivalents	$32,403		$49,445
Accounts receivable, net	-		4,600
Notes receivable	1,000		1,000
Prepaid expense	41,667		9,580

Total current assets	75,070		64,625

Property and Equipment, net	1,740,750		1,748,635
Deposits	-		157,844

Total assets	$1,815,820		$1,971,104

	LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses	$5,864		$767
Due to related party	6,000
		$
Total current liabilities	11,864		767

Long-term debt	-		-

Total liabilities	11,864		767

Stockholders’ equity
Preferred stock, $0. 001 par value, 750,000,000 shares authorized, 50,000,000 and 0 issued and outstanding	50,000
Common stock, $0. 001 par value, 900,000,000 shares authorized, 27,725,000 and 24,690,000 shares issued and outstanding	27,725		24,690
Additional paid-in capital	2,183,161		2,120,425
Retained earnings	(456,930)		(174,778)
Total stockholders’ equity	1,803,956		1,970,337

Total liabilities, and stockholders' equity	$1,815,820		$1,971,104

The accompanying notes are an integral part of these financial statements.

EYE ON MEDIA NETWORKCONSOLIDATED STATEMENT OF OPERATIONSFOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2014 AND 2013
	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$5,000	$8,355	$21,150	$8,355

Operating expenses:
General and administrative	41,188	15,436	63,809	15,436
Professional fees	28,393	9,004	39,444	9,004
Depreciation	146,736	41,592	200,049	41,592

Total Operating Expenses	216,317	66,032	303,302	66,032

Operating loss	(211,317)	(57,677)	(282,152)	(57,677)

Provision for income tax	-	-	-	-

Net loss	$(211,317)	$(57,677)	$(282,152)	$(57,677)

Earnings (loss) per share, basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)

Weighted average share outstanding, basic and diluted	27,710,056	15,750,517	27,699,917	15,750,517

The accompanying notes are an integral part of these financial statements.

EYE ON MEDIA NETWORK INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM January 18, 2013 (INCEPTION) THROUGH FEBRUARY 28, 2014

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity

January 18, 2013 (Inception)			-	$-	$-	$-	$-

Founders’ shares issued			22,037,000	22,037	(22,037)	-	-
Stock for equipment			2,535,000	2,535	2,029,980	-	2,032,515
Stock for cash			90,000	90	69,910	-	70,000
Stock for services			28,000	28	27,972	-	28,000
Capital contribution			-	-	14,600	-	14,600

Net loss						(174,778)	(174,778)

Balance, August 31, 2013			24,690,000	24,690	$2,120,425	$(174,778)	$1,970,337

Capital contribution			-	-	34,320	-	34,320
Stock for cash			33,000	33	32,967	-	33,000
Stock for services			2,000	2	1,998	-	2,000
Preferred stock for services	50,000,000	50,000	-	-	-	-	50,000
Recapitalization – January 22,2013			3,000,000	3,000	(6,549)	-	(3,549)

Net loss						(282,152)	(282,152)

Balance February 28, 2014(unaudited)	50,000,000	50,000	27,725,000	$27,725	$2,183,161	$(456,930)	$(1,803,956)

Eye on Media Network STATEMENT OF CASH FLOWS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2014 AND THE PERIOD FROM INCEPTION (January 18, 2013) THROUGH FEBRUARY 28, 2014

	February 28, 2014 (unaudited)	Inception to February 28, 2013 (unaudited)
Cash flows from operating activities:
Net loss	$(282,152)	$(57,677)
Adjustments to reconcile net income to net cash provided (used by) operating activities
Depreciation and amortization	200,049	41,592
Stock based compensation	10,333	28,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	17,182	(15,181)
Accrued Expenses & current liabilities	2,096	(81,085)
Net cash provided (used) by operating activities	(52,492)	(84,350)

Cash flows from investing activities:
Cash acquired in acquisition	2,450	-
Net cash provided (used by) investing activities	2,450	-

Cash flows from financing activities:
Proceeds from sale of common stock	33,000	84,600
Net cash provided (used) by financing activities	33,000	84,600

Net increase (decrease) in cash and cash equivalents	(17,042)	250
Cash and cash equivalents at beginning of year	49,445	-

Cash and cash equivalents at end of year	32,403	$250

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-
Taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

EYE ON MEDIA NETWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2014

Note 1

  Nature of Operations and Principles of Consolidation

EYE ON MEDIA NETWORK INC. (“EYE” or the “Company”) was incorporated in Florida on August 02, 2013, with an objective to acquire, or merge with, an operating business.   On January 22, 2014 the Company acquired an operating company, Eye on South Florida in a reverse merger.

Eye on South Florida, Inc. (EYSF), a corporation, was chartered in the State of Florida on January 18, 2013 as a media organization for the purpose of providing television services as an independent producer and distributor of television programming locally and nationally.  The programming is based on content that is produced and filmed in South Florida, on subjects that are relevant to the South Florida area.

As of January 22, 2014, the Company is in the business of providing television services to areas around the state and the country.

These consolidated financial statements include the activity of Eye on South Florida from inception (January 18, 2013) and the activity of Eye on Media Network as of January 22, 2014, the date of the reverse merger.  The balance sheet as of August 31, 2013 is that of Eye on South Florida.  The balance sheet as of February 28, 2014 contains the combined accounts both companies.

Note 2

Significant Accounting Policies

Development stage company

The Company is formerly a development stage company. With the acquisition of Eye on South Florida the Company has a working business plan and operations and is no longer in the development stage.

Going Concern.

The accompanying consolidated financial  statements have been prepared assuming that the Company will continue as a going concern.  For the three and six months ended February 28, 2014, the Company has had limited operations.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract outside funding and investment.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The Company may not be sucessful in acquiring an operating Company or raise sufficient capital or secure funds for its operating plan purposes. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fiscal year end

The Company elected August 31 as its fiscal year ending date.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in major financial institutions in the United States. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

 Accounts Receivable

 Accounts receivable consist of amounts due from the delivery of sales and service offerings to customers.  An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary.   Receivables are determined to be past due, based on payment terms of original invoices.  The Company does not typically charge interest on past due receivables.

 Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned.

The Company considers revenue realized or realizable and earned when all of the following criteria are met:

o

persuasive evidence of an arrangement exists

o

the product has been shipped or the services have been rendered to the customer

o

the sales price is fixed or determinable

o

Collectability is reasonably assured.

The Company generates revenue through three processes: (1) Media Production, (2) Commercial Production, Distribution and (3) Advertising Sales and Distribution (4) Live Broadcasting of Events.

•

Revenue for media production of original content. The company recognizes a sale when the production is completed and ready for distribution. The burden of distribution and risk of loss has passed to the customer.

•

Revenue for production of television grade HD Commercials. Revenue is recognized when the services have been performed and passed on to the customer.

•

Revenue for distribution of commercials and content service fees is recognized ratably over the term of the advertising agreement.

•

Revenue for live broadcasting of original content. The company recognizes a sale when the live broadcast / production is contracted and completed.  The burden of distribution and risk of loss has passed to the customer.

 Notes Receivable

The notes receivable represent the balance of a loan to an unrelated party. The Company believes this loan is collectable at February 28, 2014.

Long-lived assets and intangible property

Property and equipment is stated at cost.  Depreciation is computed by the straight-line method over estimated useful lives.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment at least annually or whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  The Company did not recognize any impairment losses for any periods presented.

Share-based payments

Share-based payments to employees, including grants of employee stock options are recognized as compensation expense in the financial statements based on their fair values.  That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company had no common stock options or common stock equivalents granted or outstanding for all periods presented. The company may issue shares as compensation in future periods for employee services.

The Company may issue restricted stock to consultants for various services.  Cost for these transactions will be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is to be measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete. The company may issue shares as compensation in future periods for services associated with the registration of the common shares.

Advertising

The costs of advertising are expensed as incurred.  Advertising expense was $529, $529, $0 and $0 for the three and six months ending February 28, 2014 and 2013, respectively.  Advertising expenses are included in the Company’s operating expenses.

Research and Development

The Company expenses research and development costs when incurred.  Research and development costs include engineering, programmer costs and testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.  We spent $0 and $0 in research and development costs for the periods for the three and six months ending February 28, 2014 and 2013.

Income taxes

The Company accounts for income taxes under the liability method.  Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.  A valuation allowance may be applied against the net deferred tax due to the uncertainty of its ultimate realization.

Any deferred tax asset has been fully offset by a valuation allowance because at this time the Company believes that it is more likely than not that the future tax benefit will not be realized as the Company has a history of net operating losses.

Earnings (loss) per share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income by the weighted average number of shares plus any potentially dilutive shares. The Company does not have any potentially dilutive instruments and, thus, anti-dilution issues are not applicable.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company is in the development stage resulting in an accumulated deficit.  The Company is dependent on financing from its majority shareholder and related parties to meet its current operating obligations. In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to generate revenues from operations and to achieve a level of profitability. The Company intends on financing its future development activities, marketing plan and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.

The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term.  The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration

Note 3

Property, Plant and Equipment

The Company has capitalized costs for property, plant and equipment as follow::

	February 28, 2014	August 31, 2013
Production equipment	$1,700,512	$1,700,512
Office furniture and equipment	7,899	7,899
Leasehold improvements	34,320	-
Vehicles	324,104	166,260
	2,066,835	1,874,671
Accumulated depreciation	326,085	126,036
	$1,740,750	$1,748,635

Depreciation for the three and six months ended February 28, 2014 and 2013 was $146,736, $200,049, $41,592 and $41,592, respectively.  Long lived assets are stated at cost.  Depreciation and amortization is computed by the straight-line method over estimated useful lives.  Property and equipment are generally depreciated over 3 to 7 years. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists at December 31, 2013.”

Note 4

  Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

The Company has not recognized an income tax benefit for its operating losses generated since inception (January 18, 2013) based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for its initial income tax return.  The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the period from inception (January 18, 2013) through November 30, 2013.

Note 5

Equity

The Company has been authorized to issue 750,000,000 shares of $.001 par value Preferred Stock.  The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, within certain guidelines established in the Articles of Incorporation.  As of February 28, 2014 there are 50,000,000 shares of Series “A” Convertible Preferred Stock issued and outstanding.

The Company has been authorized to issue 900,000,000 shares of common stock, $.001 par value.  Each share of issued and outstanding common stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

On August 2, 2013, the Company issued 3,000,000 shares of common stock, at par of $.001, for $3,000.

On January 22, 2014, the Company issued 24,750,000 shares of common stock to the shareholders of Eye on South Florida in exchange for 100% of the outstanding stock in Eye on South Florida.  The stock was issued on a one to one basis to the holders of EOSF stock.

Note 6

Related Party Transaction

On August 2, 2013, the Company sold 1,000,000 shares of its $0.001 common stock to our sole officer and director of the Company for $1,000 in cash.

The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities that become available. H may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company uses a building owned by a relative to a major stockholder.  The Company does not have a lease agreement nor is there a requirement to pay any rent now or in the future.

Our wholly-owned subsidiary, Eye on South Florida, has issued stock to major shareholders for the purchase of various property and equipment.

A related party has provided $6,000 in funding for operations in the current year.

A major stockholder contributed leasehold improvements of $34,320 to the Company.  The Company did not issue any common stock for this contribution.

The above amounts are not necessarily indicative of the amount that would have been incurred had a comparable transaction been entered into with independent parties.

Note 7

Acquisition

On January 22, 2014, the Company entered into Share Exchange Agreements (collectively referred to as the “Exchange Agreement”) with the forty-three (43) shareholders (“Shareholders”) of Eye On South Florida, Inc. (“EOSF”).  Pursuant to the Exchange Agreement, the Shareholders agreed to exchange each of their shares of EOSF common stock (the “Target Shares”) for one (1) share of restricted common stock of the Company.  The Shareholders collectively held a total of 24,725,000 Target Shares.  The Shareholders are all friends, business associates or family members of our sole officer and director, Jack Namer.  Each Shareholder is a sophisticated investor and was a founding member or vendor of EOSF.

The acquisition of Eye on South Florida has been recorded as a reverse merger.  As such the historical statements of EYSF have replaced those of Eye on Media Network except for the outstanding stock of the Company.  A pro forma balance sheet is presented as of the date of the merger.  The pro forma statements are included below at the end of this financial statement section at page F-42.

 A pro forma statement of operations is presented as if the merger had occurred on the date of inception (January 18, 2013).

Note 8

Subsequent Events

Subsequent events have been evaluated through the date of the filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Eye on South Florida, Inc.

We have audited the accompanying balance sheet of Eye on South Florida, Inc. as of August 31, 2013, and the related statement of operations, stockholders’ deficiency, and cash flows from Inception January 18, 2013 through August 31, 2013 and the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye on South Florida, Inc. as from Inception January 18, 2013 through August 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants

Clearwater, Florida

January 6, 2014

EYE ON SOUTH FLORIDA, INC. BALANCE SHEETS AUGUST 31, 2013
ASSETS	2013
Cash and cash equivalents	$49,445
Accounts receivable, net	4,600
Notes Receivable	1,000
Prepaid expense	9,580
Total current assets	64,626

Property and equipment, net	1,748,635
Intangible asset net	157,844

Total assets	$1,971,104

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses	$767
Total current liabilities	767

Long-term debt	0
Total liabilities	767

Stockholders’ equity
Preferred stock, $0.0001 par value, 500,000,000 shares authorized, 0 issued and outstanding	--
Common stock, $0.0001 par value, 750,000,000 shares authorized, 24,690,000 shares issued and outstanding	2,469
Additional paid-in capital	2,142,646
Retained earnings	(174,778)
Total stockholders’ equity	1,970,337

Total liabilities, and stockholders’ equity	$1,971,104

The accompanying notes are an integral part of these financial statements.

EYE ON SOUTH FLORIDA, INC. STATEMENT OF OPERATIONS PERIOD FROM INCEPTION (JANUARY 22, 2013 THROUGH AUGUST 31, 2013
2013

Revenues	$25,317

Operating Expenses

Contract labor	39,242
Professional fees	27,286
General and administrative	7,531
Depreciation	126,036

Total Operating Expenses	200,095

Operating loss	(174,778)

Provision for income tax	0

Net loss	$(174,778)

Earnings (loss) per share, basic	---

Weighted Average share outstanding, basic	---

The accompanying notes are an integral part of these financial statements.

EYE ON SOUTH FLORIDA, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

PERIOD FROM INCEPTION (JANUARY 22, 2013) THROUGH AUGUST 31, 2013

			Additional		Stock
	Common stock		Paid-in	Accumulated	Holders’
	Shares	Amount	Capita	Deficit	Equity

Balance at January 18, 2013	-	-	-	-	-
Stock issued as Founders shares	22,037,000	2,204	(2,204)		-
Stock issued for equipment	2,535,000	253	2,032,262		2,032,515
Stock issued for cash	90,000	9	69,991		70,000
Stock issued for services	28,000	3	27,997		28,000
Capital contribution	-	-	14,600		14,600
Net loss				(174,778)	(174,778)
Balance at August 31, 2013	24,690,000	2,469	2,142,646	(174,778)	1,970,337

The accompanying notes are an integral part of these financial statements.

EYE ON SOUTH FLORIDA, INC.

STATEMENT OF CASH FLOWS

PERIOD FROM INCEPTION (JANUARY 22, 2013) THROUGH AUGUST 31, 2013

2013
Cash flows from operating activities:
Net loss	$(174,778)
Adjustments to reconcile net income to net cash provided (used by) operating activities
Stock based compensation	28,000
Depreciation	126,036
Changes in operating assets and liabilities:
Accounts receivable	(4,600)
Prepaid expenses and other current assets	5,339
Accrued Expenses & current liabilities	767
Net cash provided (used) by operating activities	(35,156)

Cash flows from financing activities:
Proceeds from issuance of stock	70,000
Capital contribution	14,600
Net cash provided (used) by financing activities	84,600

Net increase (decrease) in cash and cash equivalents	49,445
Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$49,445

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-
Taxes	$-

Equipment purchased with stock	$1,874,671
Equipment deposit settled with stock	$157,844

The accompanying notes are an integral part of these financial statements.

EYE ON SOUTH FLORIDA, INC.

NOTES TO THE FINANCIAL STATEMENTS

AUGUST 31, 2013

Note 1.  Background Information

Eye on South Florida, Inc. ("the Company"), a corporation, was chartered in the State of Florida on January 18, 2013 as a media organization for the purpose of providing television services as an independent producer and distributor of television programming locally and nationally.  The programming is based on content that is produced and filmed in South Florida, on subjects that are relevant to the South Florida area.

The company has chosen a fiscal year ending August 31, 2013

Note 2.  Summary of Significant Accounting Policies

The significant accounting policies followed are:

Basis of Presentation

The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States.  In the opinion of management, these financial statements include all adjustments necessary in order to make them not misleading.

Use of Estimates

The Financial Statements have been prepared in conformity with U.S. GAAP, which requires using management’s best estimates and judgments where appropriate.  These estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period.  Actual results could differ materially from these good faith estimates and judgments.

Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Fair Value Estimates

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also established a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) a reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

·	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
·

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

·	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2103. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company applied the above criteria for all non-financial assets and liabilities measured at fair value on a non-recurring basis.  As of August 31, 2013 the fair values of the Company’s financial instruments approximate their historical carrying amount.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in major financial institutions in the United States. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

Accounts Receivable

Accounts receivable consist of amounts due from the delivery of sales and service offerings to customers.  An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary.   Receivables are determined to be past due, based on payment terms of original invoices.  The Company does not typically charge interest on past due receivables.

 Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned.

The Company considers revenue realized or realizable and earned when all of the following criteria are met:

o

persuasive evidence of an arrangement exists

o

the product has been shipped or the services have been rendered to the customer

o

the sales price is fixed or determinable

o

Collectability is reasonably assured.

The Company generates revenue through three processes: (1) Media Production, (2) Commercial Production, Distribution and (3) Advertising Sales and Distribution (4) Live Broadcasting of Events.

•

Revenue for media production of original content. The company recognizes a sale when the production is completed and ready for distribution. The burden of distribution and risk of loss has passed to the customer.

•

Revenue for production of television grade HD Commercials. Revenue is recognized when the services have been performed and passed on to the customer.

•

Revenue for distribution of commercials and content service fees is recognized ratably over the term of the advertising agreement.

•

Revenue for live broadcasting of original content. The company recognizes a sale when the live broadcast / production is contracted and completed.  The burden of distribution and risk of loss has passed to the customer.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in major financial institutions in the United States. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

Notes Receivable

The notes receivable represent the balance of a loan to an unrelated party. The Company believes this loan is collectable at August 31, 2013.

Long-lived assets and intangible property:

Long lived assets are stated at cost.  Depreciation and amortization is computed by the straight-line method over estimated useful lives.  Property and equipment are generally depreciated over 3 to 7 years.  The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists at August 31, 2013.  Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment at least annually or whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  The Company did not recognize any impairment losses for any periods presented.

Share-based payments

Share-based payments to employees, including grants of employee stock options are recognized as compensation expense in the financial statements based on their fair values.  That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company had no common stock options or common stock equivalents granted or outstanding for all periods presented. The company may issue shares as compensation in future periods for employee services.

The Company may issue restricted stock to consultants for various services.  Cost for these transactions will be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is to be measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete. The company may issue shares as compensation in future periods for services associated with the registration of the common shares.

Advertising

The costs of advertising are expensed as incurred.  Advertising expense was $0 for the period from inception (January 18, 2013) through August 31, 2013.  Advertising expenses are included in the Company’s operating expenses.

Research and Development

The Company expenses research and development costs when incurred.  Research and development costs include engineering, programmer costs and testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.  We spent $0  in research and development costs for the period from inception (January 18, 2013) through August 31, 2013.

Income taxes

The Company accounts for income taxes under the liability method.  Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.  A valuation allowance may be applied against the net deferred tax due to the uncertainty of its ultimate realization.

Any deferred tax asset has been fully offset by a valuation allowance because at this time the Company believes that it is more likely than not that the future tax benefit will not be realized as the Company has a history of net operating losses.

Earnings (loss) per share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income by the weighted average number of shares plus any potentially dilutive shares. The Company does not have any potentially dilutive instruments and, thus, anti-dilution issues are not applicable.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company is in the development stage resulting in an accumulated deficit.  The Company is dependent on financing from its majority shareholder and related parties to meet its current operating obligations. In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to generate revenues from operations and to achieve a level of profitability. The Company intends on financing its future development activities, marketing plan and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.

The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term.  The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 3

Property, Plant and Equipment

The Company has capitalized costs for property, plant and equipment as follow::

August 31, 2013
Production equipment	$1,700,512
Office Furniture and equipment	7,899
Vehicles	166,260
1,874,671
Accumulated depreciation	126,036
$1,748,635

Depreciation for the period from inception (January 22, 2013) through August 31, 2013 was $126,036.  Long lived assets are stated at cost.  Depreciation and amortization is computed by the straight-line method over estimated useful lives.  Property and equipment are generally depreciated over 3 to 7 years. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists at December 31, 2013.”

Note 4

  Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

The Company has not recognized an income tax benefit for its operating losses generated since inception (January 18, 2013) based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

The Company provides for income taxes as follows:

	Period from Inception through August 31, 2013
Current provision

Income tax provision (benefit) at statutory rate		$(59,500)
State income tax expense (benefit), net of federal benefit	(5,800)
Subtotal		(65,300)
Valuation allowance	65,300
		$—

Under the Internal Revenue Code of 1986, as amended, losses can be carried forward twenty years.  As of August 31, 2013 the Company had not filed an income tax return to record net operating loss carry forwards. The Company had an accumulated loss of approximately $175,000 which should carry forward.

Deferred tax assets resulted from the net operating losses generated by the Company.

	August 31, 2013
Deferred tax assets

Estimated benefit from accumulated losses		$65,300
Valuation allowance	(65,300)
		$—

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for its initial income tax return.  The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the period from inception (January 18, 2013) through August 31, 2013.

Note 5

Stockholders' Equity

At the time of incorporation, the Company authorized the issuance of 750,000,000 shares of common stock with a par value of $0.0001 per share voting stock.

In addition, the company is authorized to issue 500,000,000 shares of Preferred stock at $0,0001 par value. As of the date of this report no action has been taken by the Company's director in this regard.

The Company has set aside 10,000,000 shares of the aforementioned and authorized common stock ($0.0001 par) to be sold through Private Placement. This stock will be sold at a price of $1.00 per share.

During the period from inception (January 18, 2013) through August 31, 2013, the Company issued 22,037,000 shares of stock as founders stock.

During the period from inception (January 18, 2013) through August 31, 2013, the Company issued 90,000 shares of stock for $70,000 cash.

During the period from inception (January 18, 2013) through August 31, 2013, the Company issued 28,000 shares of stock for services in the amount of $28,000.

During the period from inception (January 18, 2013) through August 31, 2013, the Company issued 2,535,000 shares of stock for equipment valued at $2,032,515.

Note 6.  Related Party Transactions

The Company uses a building owned by a relative to a major stockholder.  The Company does not have a lease agreement nor is there a requirement to pay any rent now or in the future.

Note 7.  Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 8.  Subsequent Events

The Company’s management has evaluated subsequent events through January 6, 2014, the date which the financial statements were available to be issued and none have been deemed material for disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Eye on South Florida, Inc.

We have reviewed the accompanying balance sheet of Eye on South Florida, Inc. as of November 30, 2013, and the related statements of operations, stockholders’ deficiency, and cash flows for the three months ended November 30, 2013 and 2012.  These financial statements are the responsibility of the Company’s management.  These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants

Clearwater, Florida

January 23, 2014

PCAOB Registered
AICPA Member

	EYE ON SOUTH FLORIDA, INC. BALANCE SHEETS
	November 30, 2013 (Unaudited)	August 31, 2013 (Audited)
ASSETS
Cash and cash equivalents	$37,643	$49,445
Accounts receivable, net	6,400	4,600
Notes Receivable	1,000	1,000
Prepaid expense	3,830	9,580
Total current assets	48,873	64,625

Property and equipment, net	1,888,016	1,748,635
Intangible asset net	0	157,844

Total assets	$1,936,889	$1,971,104

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses	$3,067	$767
Total current liabilities	3,067	767

Long-term debt	0	0
Total liabilities	$3,067	767

Stockholders’ equity
Preferred stock, $0.0001 par value, 500,000,000 shares authorized, 0 issued and outstanding	0	0
Common stock, $0.0001 par value, 750,000,000 shares authorized, 24,690,000 shares issued and outstanding	2,469	2,469
Additional paid-in capital	2,176,966	2,142,646
Retained earnings	(245,613)	(174,778)
Total stockholders’ equity	1,933,822	1,970,337

Total liabilities, and stockholders’ equity	$1,936,889	$1,971,104

The accompanying notes are an integral part of these financial statements.

	EYE ON SOUTH FLORIDA, INC. STATEMENT OF OPERATIONS (Unaudited)
	For the Three Months Ended
	November 30,
	2013	2012
	(unaudited)	(unaudited)

Revenues	$16,150	$-

Operating Expenses

Contract labor	13,479	-
Professional fees	11,051	-
General and administrative	9,142	-
Depreciation	53,313	-

Total Operating Expenses	86,985	-
		-
Operating loss	(70,835)	-

Provision for income tax	0	0

Net loss	$(70,835)	$-

Earnings (loss) per share, basic	-	-

Weighted Average share outstanding, basic	-	-

The accompanying notes are an integral part of these financial statements.

EYE ON SOUTH FLORIDA, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

PERIOD FROM INCEPTION (JANUARY 18, 2013) THROUGH NOVEMBER 30, 2013

			Additional		Stock-
	Common stock		Paid-in	Accumulated	holders’
	Shares	Amount	Capital	Deficit	Equity

Balance at January 18, 2013	-	-	-	-	-
Stock issued as Founders shares	22,037,000	2,204	(2,204)		-
Stock issued for equipment	2,535,000	253	2,032,262		2,032,515
Stock issued for cash	90,000	9	69,991		70,000
Stock issued for services	28,000	3	27,997		28,000
Capital contribution	-	-	14,600		14,600
Net loss				(174,778)	(174,778)
Balance at August 30, 2013	24,690,000	2,469	2,142,646	(174,778)	1,970,337
Capital contribution			34,320	-	34,320
Net loss				(70,835)	(70,835)
	24,690,000	2,469	2,176,966	(245,613)	1,933,822

EYE ON SOUTH FLORIDA, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended November 30

	2013	2012
Cash flows from operating activities:
Net loss	$(70,835)	-
Adjustments to reconcile net income to net cash provided (used by) operating activities
Stock based compensation		-
Depreciation	53,313	-
Changes in operating assets and liabilities:
Accounts receivable	(1,800)	-
Prepaid expenses and other current assets	5,750	-
Accrued Expenses & current liabilities	2,300
Net cash provided (used) by operating activities	(11,272)	-

Cash flows from investing activities:
Purchase of equipment	(530)	-
Net cash provided (used) by investing activities	(530)
		-
Cash flows from financing activities:	-	-

Net cash provided (used) by financing activities	-	-

Net increase (decrease) in cash and cash equivalents	(11,802)	-
Cash and cash equivalents at beginning of year	49,445	-

Cash and cash equivalents at end of year	$37,643	-

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	-	-
Taxes	-	-

Leasehold improvement as a contribution of capital	$34,320	-
Equipment deposit settled with stock	$157,844

The accompanying notes are an integral part of these financial statements.

EYE ON SOUTH FLORIDA, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOVEMBER 30, 2013

(Unaudited)

Note 1.  Background Information

Eye on South Florida, Inc. ("the Company"), a corporation, was chartered in the State of Florida on January 18, 2013 as a media organization for the purpose of providing television services as an independent producer and distributor of television programming locally and nationally.  The programming is based on content that is produced and filmed in South Florida, on subjects that are relevant to the South Florida area.

The company has chosen a fiscal year ending August 31, 2013

Note 2.  Summary of Significant Accounting Policies

The significant accounting policies followed are:

Basis of Presentation

The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States.  In the opinion of management, these financial statements include all adjustments necessary in order to make them not misleading.

Interim Period Financial Statements

The interim period financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.  It is suggested that these financial statements be read in conjunction with the financial statements and the notes thereto.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of the financial position at November 30, 2013 and the results of operations and cash flows for the three months ended November 30, 2013 and 2012 have been made.

Use of Estimates

The Financial Statements have been prepared in conformity with U.S. GAAP, which requires using management’s best estimates and judgments where appropriate.  These estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period.  Actual results could differ materially from these good faith estimates and judgments.

Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Fair Value Estimates

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also established a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) a reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

·	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
·

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

·	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2103. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company applied the above criteria for all non-financial assets and liabilities measured at fair value on a non-recurring basis.  As of November 30, 2013 the fair values of the Company’s financial instruments approximate their historical carrying amount.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in major financial institutions in the United States. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

Accounts Receivable

Accounts receivable consist of amounts due from the delivery of sales and service offerings to customers.  An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary.   Receivables are determined to be past due, based on payment terms of original invoices.  The Company does not typically charge interest on past due receivables.

 Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned.

The Company considers revenue realized or realizable and earned when all of the following criteria are met:

o

persuasive evidence of an arrangement exists

o

the product has been shipped or the services have been rendered to the customer

o

the sales price is fixed or determinable

o

Collectability is reasonably assured.

The Company generates revenue through three processes: (1) Media Production, (2) Commercial Production, Distribution and (3) Advertising Sales and Distribution (4) Live Broadcasting of Events.

•

Revenue for media production of original content. The company recognizes a sale when the production is completed and ready for distribution. The burden of distribution and risk of loss has passed to the customer.

•

Revenue for production of television grade HD Commercials. Revenue is recognized when the services have been performed and passed on to the customer.

•

Revenue for distribution of commercials and content service fees is recognized ratably over the term of the advertising agreement.

•

Revenue for live broadcasting of original content. The company recognizes a sale when the live broadcast / production is contracted and completed.  The burden of distribution and risk of loss has passed to the customer.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in major financial institutions in the United States. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

Notes Receivable

The notes receivable represent the balance of a loan to an unrelated party. The Company believes this loan is collectable at November 30, 2013.

Long-lived assets and intangible property:

Long lived assets are stated at cost.  Depreciation and amortization is computed by the straight-line method over estimated useful lives.  Property and equipment are generally depreciated over 3 to 7 years.  The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists at November 30, 2013.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment at least annually or whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  The Company did not recognize any impairment losses for any periods presented.

Share-based payments

Share-based payments to employees, including grants of employee stock options are recognized as compensation expense in the financial statements based on their fair values.  That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company had no common stock options or common stock equivalents granted or outstanding for all periods presented. The company may issue shares as compensation in future periods for employee services.

The Company may issue restricted stock to consultants for various services.  Cost for these transactions will be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is to be measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete. The company may issue shares as compensation in future periods for services associated with the registration of the common shares.

Advertising

The costs of advertising are expensed as incurred.  Advertising expense was $530 and $0 for the three months ending November 30, 2013 and 2012, respectively.  Advertising expenses are included in the Company’s operating expenses.

Research and Development

The Company expenses research and development costs when incurred.  Research and development costs include engineering, programmer costs and testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.  We spent $0 in research and development costs for the periods for the three months ending November 30, 2013 and 2012.

Income taxes

The Company accounts for income taxes under the liability method.  Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.  A valuation allowance may be applied against the net deferred tax due to the uncertainty of its ultimate realization.

Any deferred tax asset has been fully offset by a valuation allowance because at this time the Company believes that it is more likely than not that the future tax benefit will not be realized as the Company has a history of net operating losses.

Earnings (loss) per share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income by the weighted average number of shares plus any potentially dilutive shares. The Company does not have any potentially dilutive instruments and, thus, anti-dilution issues are not applicable.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company is in the development stage resulting in an accumulated deficit.  The Company is dependent on financing from its majority shareholder and related parties to meet its current operating obligations. In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to generate revenues from operations and to achieve a level of profitability. The Company intends on financing its future development activities, marketing plan and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.

The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term.  The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 3

Property, Plant and Equipment

The Company has capitalized costs for property, plant and equipment as follow::

	November 30, 2013	August 31, 2013
Production equipment	$1,700,512	$1,700,512
Office furniture and equipment	7,899	7,899
Leasehold improvements	34,320	-
Vehicles	324,104	166,260
	2,067,365	1,874,671
Accumulated depreciation	179,349	126,036
	$1,888,016	$1,748,635

Depreciation for the three month periods ending rough November 30, 2013 and 2012 was $53,313 and  $0, respectively.  Long lived assets are stated at cost.  Depreciation and amortization is computed by the straight-line method over estimated useful lives.  Property and equipment are generally depreciated over 3 to 7 years. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists at December 31, 2013.”

Note 4

  Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

The Company has not recognized an income tax benefit for its operating losses generated since inception (January 18, 2013) based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for its initial income tax return.  The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the period from inception (January 18, 2013) through November 30, 2013.

Note 5

Stockholders' Equity

At the time of incorporation, the Company authorized the issuance of 750,000,000 shares of common stock with a par value of $0.0001 per share voting stock.

In addition, the company is authorized to issue 500,000,000 shares of Preferred stock at $0,0001 par value. As of the date of this report no action has been taken by the Company's director in this regard.

The Company has set aside 10,000,000 shares of the aforementioned and authorized common stock ($0.0001 par) to be sold through Private Placement. This stock will be sold at a price of $1.00 per share.

During the period from inception (January 18, 2013) through November 30, 2013, the Company issued 22,037,000 shares of stock as founders stock.

During the period from inception (January 18, 2013) through November 30, 2013, the Company issued 90,000 shares of stock for $70,000 cash.

During the period from inception (January 18, 2013) through November 30, 2013, the Company issued 28,000 shares of services in the amount of $28,000.

During the period from inception (January 18, 2013) through November 30, 2013, the Company issued 2,535,000 shares of stock for equipment valued at $2,032,515.

A major stockholder mentioned in Note 6 contributed leasehold improvements of $34,320 to the Company.  The Company did not issue any common stock for this contribution.

Note 6.  Related Party Transactions

The Company uses a building owned by a relative to a major stockholder.  The Company does not have a lease agreement nor is there a requirement to pay any rent now or in the future.

Note 7.  Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 8.  Subsequent Events

The Company’s management has evaluated subsequent events through January 24, 2014, the date which the financial statements were available to be issued and none have been deemed material for disclosure.

	Eye on Media Network, Inc.
	Pro Forma Balance Sheet
	January 22, 2014

			Assets
	Eye on South Florida		Eye on Media Network	Purchase	Adjustments and Eliminations	Totals

Cash	$29,963		$2,440	$-	$-	$32,403
Accounts receivable	-		-	-	-	-
Notes receivable	1,000		-	-	-	1,000
Prepaid expenses	-		41,667	-	-	41,667

Current assets	30,963		44,107	-	-	75,070

Property and Equipment	1,740,750			-	-	1,740,750
Investment in EOSF				1,765,849	(1,765,849)	-
Other assets	-			-	-	-

Total assets	$1,771,713		$44,107	$1,765,849	$(1,765,849)	$1,815,820

			Liabilities and Equity
Accounts payable and accruals	$5,864	$		$-	$-	$5,864
Related party loan			6,000	-	-	6,000
						-
Current liabilities	5,864		6,000	-	-	11,864

Long-term debt	-		-	-	-	-

Preferred stock	-		50,000			50,000
Common stock	2,472		3,000	24,725	(2,472)	27,725
Additional paid in capital	2,211,964		-	1,741,124	(1,763,877)	2,189,211
Retained earnings	(448,587)		(14,893)		500	(462,980)
						-
Total equity	1,765,849		38,107	1,765,849	(1,765,849)	1,803,956

Total liabilities and equity	$1,771,713		$44,107	$1,765,849	$(1,765,849)	$1,815,820

The pro forma balance sheets present the balance sheet of Eye on South Florida (EOSF) as of February 28, 2014 and the balance sheet of Eye of Media Network (EOMN) as of February 28, 2014.  The issuance of shares is recorded and the elimination of the investment and equity accounts.  On January 22, 2014, Eye on Media Network issued 24,725,000 shares to acquire 100% of the stock of Eye on South Florida.  This stock was recorded at the book value of EOSF because the acquisition was recorded as a reverse merger.  In consolidation, the stock in EOSF that was held by EOMN was eliminated out, along with the retained deficit to date of EOMN and the investment.   The difference was posted to the additional paid in capital of the combined entity.   All the assets and liabilities of the combined entities survive intact.

	Eye on South Florida, Inc. Pro Forma Income Statement
	February 28, 2014

	Eye on South Florida	Eye on Media Network	Adjustments and Eliminations	Adjustments and Eliminations	Totals

Revenues	$21,150	$-	$-	$-	$21,150

Operating expenses
General and administrative	54,966	8,393	-		63,359
Professional fees	39,944	6,000	-		45,944
Depreciation	200,049	-	-		200,049
					-
	294,959	14,393	-	-	309,352

Net income (loss)	$(273,809)	$(14,393)	$-	$-	$(288,202)

	Eye on South Florida, Inc.
	Pro Forma Income Statement
	February 28, 2013

	Eye on South Florida	Eye on Media Network	Adjustments and Eliminations	Adjustments and Eliminations	Totals

Revenues	$8,355	$-	$-	$-	$8,355

Operating expenses
General and administrative	15,436		-		15,436
Professional fees	9,004		-		9,004
Depreciation	41,592	-	-		41,592
					-
	66,032	-	-	-	66,032

Net income (loss)	$(57,677)	$-	$-	$-	$(57,677)

Notes on the pro forma:

The pro forma statement of operations shows the activity of both companies as if the merger occurred at the inception of Eye on South Florida at January 18, 2013.

TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES
A NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DILUTION
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
Resale Offering
DESCRIPTION OF SECURITIES TO BE REGISTERED
INTEREST OF NAMED EXPERTS AND COUNSEL
INFORMATION WITH RESPECT TO THE REGISTRANT
Description of Business
Description of Property
Legal Proceedings
Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters
Reports to Security Holders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Results of Operation
Liquidity & Capital Resources
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Directors and Executive Officers
Executive Compensation
Compensation Committee Interlocks and Insider Participation
Security Ownership of Certain Beneficial Owners and Management
Transactions With Related Persons, Promoters and Certain Control Persons
Director Independence
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
INDEX TO FINANCIAL STATEMENTS

DEALER PROSPECTUS DELIVERY OBLIGATION

Until

 (90 days after the effective date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The selling stockholders are offering and selling shares of our common stock only to those persons and in those jurisdictions where these offers and sales are permitted.

You should rely only on the information contained in this prospectus, as amended and supplemented from time to time. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery or of any sale of shares. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has not been a change in our affairs since the date hereof.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes information and documents in a manner we believe to be accurate, but we refer you to the actual documents or the agreements we entered into for additional information of what we discuss in this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth the costs and expenses payable by EYE ON MEDIA NETWORK, INC. in connection with the sale of the securities being registered.  We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.  All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$	~~$~~ 23.99
Federal taxes, state taxes and fees	$	~~$~~ 0.00
Printing and Engraving Expenses	$	~~$~~ 0.00
Accounting Fees and Expenses	$	~~$~~ 3,000.00
Legal Fees and Expenses	$	~~$~~ 10,000.00
Transfer Agent’s Fees and Expenses	$	~~$~~ 2,000.00
Miscellaneous	$	~~$~~ 5,000.00
Total	$	~~$~~ 20,023.99

Item 14. Indemnification of Directors and Officers.

Our Articles of Incorporation, Article X, permits the corporation to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense.

In addition, our By-Laws, Article X, Section 3, do permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not Florida law would permit indemnification.  We have not obtained any such insurance at this time.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

CODE OF ETHICS

We have adopted a code of ethics as of April 2013 that applies to our principal executive officer, principal financial officer and principal accounting officer as well as our employees.  Our standards are in writing and will be posted on our website once our site is operational.  Our complete Code of Ethics has been attached to this registration statement as an exhibit.  Our annual report filed with the Securities Exchange Commission will set forth the manner in which a copy of our code may be requested at no charge.  The following is a summation of the key points of the Code of Ethics we adopted:

•

Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our company;

•

Full compliance with applicable government laws, rules and regulations;

•

The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•

Accountability for adherence to the code.



WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission.  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F Street N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding the issuance and sales of Eye On Media Network, Inc. capital stock without registration during the since inception, August 2, 2013.  No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.  The shares of our capital stock were issued pursuant to Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.

On August 7, 2013, 1,000,000 shares each were issued to Jack Namer, James Fish and Newton Berwig for cash consideration of $1,000.00 each for an aggregate amount of $3,000.00.  Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933.  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, these shareholders had necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933.  This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.”  Based on an analysis of the above factors, we have met the requirements to qualify for exemption under section 4(2) of the Securities Act of 1933 for this transaction.

On January 10, 2014, the Company issued 50,000,000 shares of our Series A Convertible Preferred Stock to Jack Namer, our sole officer and director.  The Series A preferred stock has 10 votes per share and each share is convertible into 10 shares of our common stock. The shares of our Series A preferred stock were issued in exchange for services to be rendered by Mr. Namer in the present and next fiscal quarter.  The aforementioned shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933.  These shares of our Series A preferred stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, this shareholder had necessary investment intent as required by Section 4(2) since he agreed to receive shares certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Act.  This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.”  Based on an analysis of the above factors, we believe we have met the requirements to qualify for exemption under section 4(2) of the Securities Act of 1933 for this transaction.

On January 22, 2014, the Company entered into Share Exchange Agreements (collectively referred to as the “Exchange Agreement”) with the forty-three (43) shareholders (“Shareholders”) of Eye On South Florida, Inc. (“EOSF”).  Pursuant to the Exchange Agreement, the Shareholders agreed to exchange each of their shares of EOSF common stock (the “Target Shares”) for one (1) share of restricted common stock of the Company (one-for-one exchange).  The Shareholders collectively held a total of 24,725,000 Target Shares.  The Shareholders are all friends, business associates or family members of our sole officer and director, Jack Namer.  Each Shareholder is a sophisticated investor and was a founding member or vendor of EOSF.

Consideration for the Exchange Agreement consisted of one share of restricted common stock of the Company for each Target Share tendered by the Shareholders in the exchange.  A total of 24,275,000 shares of restricted Company common stock were issued to forty-three (43) Shareholders for the Target Shares. The receipt of the Target Shares was determined by the Company Board of Directors to constitute adequate consideration for issuance of the Company common stock as a result of the value of the assets of EOSF.  Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933.  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, these shareholders had necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933.  This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.”  All shareholders that received shares pursuant to the

Exchange Agreement are sophisticated investors who are personally known by our president, Jack Namer.  Each shareholder had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment or was otherwise able to bear the economic risks of an investment in our company.  Based on an analysis of the above factors, we have met the requirements to qualify for exemption under section 4(2) of the Securities Act of 1933 for this transaction.  The table below sets forth the identity of such shareholders and the number of shares receive pursuant to the Exchange Agreement on January 22, 2014.

Name of security holder	Shares Received On January 22, 2014 Pursuant to Exchange Agreement
Steve Rahseparian	1,535,000
Copens Motors	250,000
Joe Benemerito	40,000
Brian Wynn	5,000
Jaclyn Namer	5,000
ShariAnn Namer	5,000
Nicole Namer	5,000
Faith Chirico	25,000
Terry Kemp	25,000
Robert Cappeli	25,000
David Carpenter	25,000
Mita Del Fierro	5,000
Michalene Leonardo	5,000
Jacqueline J. McAniff	5,000
Kathy Clark	15,000
Andrew Sawyer	250,000
Jason Leonardo	5,000
Robert Nimkoff	50,000
Frank Horkey	25,000
Michael Mayville	5,000
Sheila & Gill Roman	25,000
Victor Levy	25,000
Marisela Garcia	50,000
Edwin L. Crammer	10,000
Jeff Barnes	100,000
Gineen Bresco	25,000
Robert Schulman	5,000
Evan Golden	25,000
Gabriel Tyner	10,000
Gary Deweese	5,000
Aicon Investment Ltd.	500,000
Anamco Ltd.	500,000
Felice Crammer	5,000
Dennis Muller	70,000
Patricia Ghaffari	50,000
Kenneth J. Haiko	5,000
David Crammer	2,000
LaShaundria D. Barfield	1,000
Max J. Lembke	2,000
Jack Namer	10,000,000
Amy Nalewaik	10,000,000

  Item 16. Exhibits and Financial Statement Schedules. The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.  All Exhibits are attached hereto unless otherwise noted.

Exhibit Number and Description

Location Reference

(a)

Financial Statements

Filed Herewith

(b)

Exhibits required by Item 601, Regulation S-K;

(3.0)

Articles of Incorporation

(3.1)

Initial Articles of Incorporation filed

See Exhibit Key

with Form 10 Registration Statement

September 3, 2013

(3.2)

Amendment to Articles of Incorporation

See Exhibit Key

filed with Form 8-K/A April 11, 2014

(3.3)

Bylaws filed with Form 10 Registration

See Exhibit Key

Statement September 3, 2013

(5.0)

Opinion Regarding Legality and Consent of Counsel:

Filed herewith

by Clifford J. Hunt, Esq.

(10.0)

Share Exchange Agreement

See Exhibit Key

filed with Form 8-K/A April 11, 2014

(14.0)

Code of Ethics

See Exhibit Key

(21)

Subsidiaries of Registrant

See Exhibit Key

Filed with Form 8-K January 27, 2014

(23.1)

Consents of Experts and Counsel:

Filed herewith

Independent Auditor’s Consent by

DKM Certified Public Accountants

Exhibit Key

3.1

Incorporated by reference herein to the Company’s Form 10

Registration Statement filed with the Securities and Exchange

Commission September 3, 2013.

3.2

Incorporated by reference herein to the Company’s Form 10

Registration Statement filed with the Securities and Exchange

Commission September 3, 2013.

3.3

Incorporated by reference herein to the Company’s Form 8-K/A filed with the Securities and Exchange

Commission April 11, 2014.

10.0

Incorporated by reference herein to the Company’s Form 8-K/A filed with the Securities and Exchange

Commission April 11, 2014.

14.0

Incorporated by reference herein to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission

January 14, 2014.

21.0

Incorporated by reference herein to the Company’s Form 8-K/A filed with the Securities and Exchange

Commission January 27, 2014.

Item 17. Undertakings.

(a) Rule 415 Offering.  The undersigned registrant hereby undertakes to:

(1)

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

Include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

(3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

(b)

Request for Acceleration of Effective Date.  Insofar as indemnification for liabilities arising under the Securities Act  may be permitted to directors, officers and controlling persons of the registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(1)

That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1/A and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Plantation, Florida on May 23, 2014.

(Registrant)

EYE ON MEDIA NETWORK, INC.

By:  /s/ Jack Namer

JACK NAMER, President, Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/: Jack Namer	Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Director	May 23, 2014